IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2025 and for the six and three-month periods ended as of that date, presented comparatively.

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.

Fiscal year N°: 83, beginning on July 1st, 2025.

Legal address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Company activity: Real estate investment and development.

Date of registration of the by-laws in the Public Registry of Commerce: June 23, 1943.

Date of registration of last amendment of the by-laws in the Public Registry of Commerce: General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2023 and registered in the Superintendence on September 12, 2023 with the number 15555, Book 114 Volume – of Joint Stock Companies.

Expiration of the Company’s by-laws: April 5, 2043.

Registration number with the Superintendence: 213,036.

Capital: 774,190,153 shares. (*)

Common Stock subscribed, issued and paid-up nominal value (in millions of ARS): 7,742.

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
(Cresud S.A.C.I.F. y A.).

Legal Address: 261 Carlos Della Paolera St., 9th floor, Autonomous City of Buenos Aires, Argentina.

Main activity of parent Company: Real estate and agricultural activities.

Direct interest of the Parent Company on the capital stock: 399,476,035 common shares.

Percentage of votes of the Parent Company (direct interest) on the shareholders’ equity: 51.61% (1).

	CAPITAL STATUS
Type of stock	Shares authorized for Public Offering (2)	Subscribed, issued and paid-up nominal value (in millions of Argentine Pesos)
Common stock with a face value of ARS 10 per share and entitled to 1 vote each	774,190,153	7,742

(1) For computation purposes, treasury shares have been subtracted.
(2) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

(*) As of December 31, 2025, the capital increase and the issuance of shares resolved by the board of directors on December 22, 2025, was in process of being registered in the “Inspección General de Justicia” (General Inspection of Justice).

Glossary

The following are not technical definitions, but help the reader to understand certain terms used in the wording of the notes to the Group´s Financial Statements.

Terms	Definitions
ARCOS	Arcos del Gourmet S.A.
Annual Financial Statements	Consolidated Financial Statements as of June 30, 2025
BACS	Banco de Crédito y Securitización S.A.
BCRA	Central Bank of the Argentine Republic
BHSA	Banco Hipotecario S.A.
BYMA	Buenos Aires Stock Exchange
CNV	Securities Exchange Commission (Argentina)
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
Cresud	Cresud S.A.C.I.F. y A.
Financial Statements	Unaudited Condensed Interim Consolidated Financial Statements
GCDI	GCDI S.A.
GLA	Gross Leasable Area
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IDBD	IDB Development Corporation Ltd.
IFRS	International Financial Reporting Standards
INDEC	Argentine Institute of Statistics and Census
IRSA, The Company”, “Us”, “We”	IRSA Inversiones y Representaciones Sociedad Anónima
NIS	New Israeli Shekel
New Lipstick	New Lipstick LLC
Puerto Retiro	Puerto Retiro S.A.
USA	United States of America

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Financial Position
as of December 31, 2025 and June 30, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2025	06.30.2025
ASSETS
Non-current assets
Investment properties	8	2,895,263	2,679,811
Property, plant and equipment	9	61,828	61,823
Trading properties	10, 22	172,042	142,547
Intangible assets	11	20,814	20,720
Right-of-use assets	12	14,607	13,584
Investments in associates and joint ventures	7	210,680	203,676
Deferred income tax assets	19	7,595	7,909
Income tax credit		63	66
Trade and other receivables	13, 14	45,561	37,712
Investments in financial assets	13	34,730	31,503
Total non-current assets		3,463,183	3,199,351
Current assets
Trading properties	10, 22	48,120	40,797
Inventories	22	1,718	1,396
Income tax credit		353	402
Trade and other receivables	13, 14	146,092	148,564
Investments in financial assets	13	223,309	250,035
Derivative financial instruments	13	244	-
Cash and cash equivalents	13	296,141	202,094
Total current assets		715,977	643,288
TOTAL ASSETS		4,179,160	3,842,639
SHAREHOLDERS’ EQUITY
Shareholders' equity attributable to equity holders of the parent (according to corresponding statement)		1,854,712	1,803,334
Non-controlling interest		108,670	107,622
TOTAL SHAREHOLDERS’ EQUITY		1,963,382	1,910,956
LIABILITIES
Non-current liabilities
Borrowings	13, 17	872,134	582,661
Lease liabilities	12	3,687	3,735
Deferred income tax liabilities	19	890,869	851,457
Trade and other payables	13, 16	71,113	69,655
Provisions	18	47,234	36,769
Salaries and social security liabilities		128	141
Total non-current liabilities		1,885,165	1,544,418
Current liabilities
Borrowings	13, 17	113,180	156,967
Lease liabilities	12	5,606	5,891
Trade and other payables	13, 16	140,553	138,173
Income tax liabilities		49,244	63,581
Provisions	18	6,350	5,927
Derivative financial instruments	13	-	56
Salaries and social security liabilities		15,680	16,670
Total current liabilities		330,613	387,265
TOTAL LIABILITIES		2,215,778	1,931,683
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		4,179,160	3,842,639

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Income and Other Comprehensive Income
for the six and three-month periods ended December 31, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	12.31.2025	12.31.2024	12.31.2025	12.31.2024
Revenues	20	292,081	279,069	152,667	151,352
Costs	21, 22	(110,416)	(106,827)	(56,593)	(60,700)
Gross profit		181,665	172,242	96,074	90,652
Net gain / (loss) from fair value adjustment of investment properties	8	185,712	(306,605)	(51,503)	13,850
General and administrative expenses	21	(39,563)	(37,227)	(21,974)	(21,446)
Selling expenses	21	(13,878)	(12,744)	(7,089)	(6,563)
Other operating results, net	23	7,319	(12,705)	9,926	(6,955)
Profit / (loss) from operations		321,255	(197,039)	25,434	69,538
Share of profit of associates and joint ventures	7	11,290	32,593	15,526	20,995
Profit / (loss) before financial results and income tax		332,545	(164,446)	40,960	90,533
Finance income	24	4,879	2,124	1,740	1,098
Finance costs	24	(41,665)	(33,182)	(20,926)	(16,635)
Other financial results	24	37,090	87,080	49,712	56,255
Inflation adjustment	24	14,758	9,209	10,370	3,174
Financial results, net		15,062	65,231	40,896	43,892
Profit / (loss) before income tax		347,607	(99,215)	81,856	134,425
Income tax expense	19	(98,790)	45,319	(9,318)	(33,372)
Profit / (loss) for the period		248,817	(53,896)	72,538	101,053
Other comprehensive (loss) / income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment and other comprehensive loss from subsidiaries and associates (i)		(1,415)	(1,847)	141	(1,141)
Total other comprehensive (loss) / income for the period		(1,415)	(1,847)	141	(1,141)
Total comprehensive income / (loss) for the period		247,402	(55,743)	72,679	99,912

Profit / (loss) for the period attributable to:
Equity holders of the parent		235,486	(52,320)	69,553	97,813
Non-controlling interest		13,331	(1,576)	2,985	3,240

Total comprehensive profit / (loss) attributable to:
Equity holders of the parent		233,876	(53,658)	69,718	96,880
Non-controlling interest		13,526	(2,085)	2,961	3,032

Profit / (loss) per share attributable to equity holders of the parent: (ii)
Basic		310.26	(71.28)	91.64	133.26
Diluted		283.72	(71.28) (iii)	83.80	115.76

(i)
The components of other comprehensive loss do not generate an impact on income tax.
(ii)
See note 28 to the Annual Consolidated Financial Statements as of June 30, 2025.
(iii)
Given that the result for the period showed losses, there is no diluted effect of such result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2025
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants (ii)	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (iii)	Retained earnings	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2025	7,533	92	524,363	28,374	777,309	(73,172)	76,390	295,545	(105,865)	272,765	1,803,334	107,622	1,910,956
Net profit for the period	-	-	-	-	-	-	-	-	-	235,486	235,486	13,331	248,817
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,610)	-	(1,610)	195	(1,415)
Total comprehensive (loss) / income for the period	-	-	-	-	-	-	-	-	(1,610)	235,486	233,876	13,526	247,402
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	11,183	-	25,023	(36,206)	-	-	-
Warrants exercise (ii)	117	-	8	(3,632)	8,459	-	-	-	-	-	4,952	-	4,952
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	173	173
Dividend distribution	-	-	-	-	-	-	-	-	-	(187,442)	(187,442)	(12,659)	(200,101)
Reserve for share-based payments	-	-	-	-	-	57	-	-	(57)	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(8)	-	(8)	8	-
Balance as of December 31, 2025	7,650	92	524,371	24,742	785,768	(73,115)	87,573	295,545	(82,517)	284,603	1,854,712	108,670	1,963,382

(i) Includes ARS 13 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2025.
(ii) As of December 31, 2025, the remaining warrants to exercise amount to 53,161,206. See Note 28 to these Financial Statements.
(iii) Group´s other reserves for the period ended December 31, 2025 are comprised as follows:

	Cost of treasury shares	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2025	(8,206)	(5,337)	56,559	(148,881)	(105,865)
Other comprehensive loss for the period	-	(1,610)	-	-	(1,610)
Total comprehensive loss for the period	-	(1,610)	-	-	(1,610)
Assignment of results according to Shareholders´ Meeting	-	-	25,023	-	25,023
Reserve for share-based payments	71	-	-	(128)	(57)
Changes in non-controlling interest	-	-	-	(8)	(8)
Balance as of December 31, 2025	(8,135)	(6,947)	81,582	(149,017)	(82,517)

(1) Includes revaluation surplus.

 The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
 The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity
for the six-month period ended December 31, 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Attributable to equity holders of the parent
	Share capital
	Outstanding shares	Treasury shares	Inflation adjustment of share capital and treasury shares (i)	Warrants	Share premium	Additional paid-in capital from treasury shares	Legal reserve	Special reserve Resolution CNV 609/12	Other reserves (ii)	Accumulated deficit	Subtotal	Non-controlling interest	Total Shareholders’ equity
Balance as of June 30, 2024	7,181	234	524,309	35,217	762,303	(16,422)	76,390	295,545	12,060	21,991	1,718,808	117,586	1,836,394
Net loss for the period	-	-	-	-	-	-	-	-	-	(52,320)	(52,320)	(1,576)	(53,896)
Other comprehensive loss for the period	-	-	-	-	-	-	-	-	(1,338)	-	(1,338)	(509)	(1,847)
Total comprehensive loss for the period	-	-	-	-	-	-	-	-	(1,338)	(52,320)	(53,658)	(2,085)	(55,743)
Assignment of results according to Shareholders´ Meeting	-	-	-	-	-	-	-	-	(27,694)	27,694	-	-	-
Repurchase of treasury shares	(115)	115	-	-	-	-	-	-	(22,291)	-	(22,291)	-	(22,291)
Warrants exercise	68	-	27	(2,376)	5,310	-	-	-	-	-	3,029	-	3,029
Capitalization of irrevocable contributions	-	-	-	-	-	-	-	-	-	-	-	171	171
Dividend distribution	-	-	-	-	-	-	-	-	(124,546)	-	(124,546)	(10,359)	(134,905)
Distribution of treasury shares	256	(256)	-	-	-	(56,638)	-	-	56,638	-	-	-	-
Reserve for share-based payments	-	-	-	-	-	(90)	-	-	90	-	-	-	-
Changes in non-controlling interest	-	-	-	-	-	-	-	-	(20)	-	(20)	20	-
Balance as of December 31, 2024	7,390	93	524,336	32,841	767,613	(73,150)	76,390	295,545	(107,101)	(2,635)	1,521,322	105,333	1,626,655

(i) Includes ARS 65 of Inflation adjustment of treasury shares. See Note 17 to the Annual Consolidated Financial Statements as of June 30, 2025.
(ii) Group’s other reserves for the period ended December 31, 2024 are comprised as follows:

	Cost of treasury shares	Reserve for future dividends	Currency translation adjustment reserve	Special reserve	Other reserves (1)	Total Other reserves
Balance as of June 30, 2024	(42,840)	116,256	(4,645)	92,544	(149,255)	12,060
Other comprehensive loss for the period	-	-	(1,338)	-	-	(1,338)
Total comprehensive loss for the period	-	-	(1,338)	-	-	(1,338)
Assignment of results according to Shareholders´ Meeting	-	-	-	(27,694)	-	(27,694)
Repurchase of treasury shares	(22,291)	-	-	-	-	(22,291)
Dividend distribution	-	(62,273)	-	(62,273)	-	(124,546)
Distribution of treasury shares	56,638	-	-	-	-	56,638
Reserve for share-based payments	89	-	-	-	1	90
Reallocation of reserves	-	(53,983)	-	53,983	-	-
Changes in non-controlling interest	-	-	-	-	(20)	(20)
Balance as of December 31, 2024	(8,404)	-	(5,983)	56,560	(149,274)	(107,101)

(1) Includes revaluation surplus.

The Company does not hold any preferred shares, therefore there are no unpaid dividends on such shares.
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.
. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Statement of Cash Flows
for the six-month periods ended December 31, 2025 and 2024
(All amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.2025	12.31.2024
Operating activities:
Net cash generated from operating activities before income tax paid	15	147,241	112,486
Income tax paid		(63,006)	(8,277)
Net cash generated from operating activities		84,235	104,209
Investing activities:
Acquisition of participation in associates		(6,952)	-
Contributions and issuance of capital in associates and joint ventures		-	(40)
Acquisition and improvements of investment properties		(46,173)	(25,523)
Proceeds from sales of investment properties		1,490	8,610
Acquisitions and improvements of property, plant and equipment		(4,108)	(3,429)
Proceeds from sales of property, plant and equipment		2	-
Acquisitions of intangible assets		(288)	(1,951)
Dividends collected from associates and joint ventures		9	-
Proceeds from sales of interest held in associates and joint ventures		-	6,435
(Payment) / proceeds from derivative financial instruments		(1,395)	33
Acquisitions of investments in financial assets		(415,629)	(187,773)
Proceeds from disposal of investments in financial assets		345,738	177,127
Interest received from financial assets		93,623	6,379
Proceeds from loans granted to related parties		992	605
Loans granted		(954)	-
Net cash used in investing activities		(33,645)	(19,527)
Financing activities:
Borrowings, issuance and new placement of non-convertible notes		263,390	110,031
Payment of borrowings and non-convertible notes		(77,204)	(20,157)
Obtaining / (payments) of short-term loans, net		22,271	(701)
Interests paid		(26,955)	(31,847)
Repurchase of non-convertible notes		-	(24,038)
Capital contributions from non-controlling interest in subsidiaries		173	171
Loans received from associates and joint ventures, net		-	87
Dividends paid		(141,754)	(92,171)
Warrants exercise		4,952	3,029
Payment of lease liabilities		(878)	(1,332)
Repurchase of treasury shares		-	(22,291)
Net cash generated from / (used in) financing activities		43,995	(79,219)
Net increase in cash and cash equivalents		94,585	5,463
Cash and cash equivalents at the beginning of the period	13	202,094	45,091
Inflation adjustment of cash and cash equivalents		(1,653)	(2,222)
Foreign exchange gain / (loss) on cash and cash equivalents and unrealized fair value result for cash equivalents		1,115	(108)
Cash and cash equivalents at end of the period	13	296,141	48,224

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

. Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in millions of Argentine pesos, except otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.
The Group’s business and general information

These Financial Statements have been approved for issuance by the Board of Directors, on February 3, 2026.

IRSA was founded in 1943, and it has engaged in diverse real estate activities in Argentina since 1991. IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

Cresud is our direct parent company, whose main shareholders are Inversiones Financieras del Sur S.A., Agroinvestment S.A. and Consultores Venture Capital Uruguay S.A., and whose final beneficiary is Eduardo Sergio Elsztain.

As of the date of these Financial Statements, the Group owns 16 shopping malls, 5 office buildings, 3 hotels and an extensive land reserve for future mixed-use developments. Additionally, the Group holds a 29.12% interest in Banco Hipotecario S.A. (BHSA) (see note 7), which is a leading commercial bank in the provision of mortgaged loans in Argentina. BHSA's shares are listed on the BYMA.

The Group operates and holds a majority interest (with the exception of La Ribera Shopping Center, of which it has a 50% ownership interest) in a portfolio of fifteen shopping malls in Argentina, six of which are located in the Autonomous City of Buenos Aires (Abasto Shopping, Paseo Alcorta Shopping, Alto Palermo, Patio Bullrich, Dot Baires Shopping and Distrito Arcos), three in Buenos Aires Province (Alto Avellaneda, Soleil Premium Outlet and Terrazas de Mayo) and the rest are situated in different provinces (Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba, Alto Comahue in the City of Neuquén and La Ribera Shopping in the City of Santa Fe). The Group also owns the historic building where the Patio Olmos Shopping Mall is located, operated by a third party.

Likewise, the Group manages a portfolio of five office buildings and has majority stakes in three luxury hotels including the Libertador and Intercontinental hotels in the Autonomous City of Buenos Aires and the exclusive Llao Llao resort, in the city of San Carlos de Bariloche, in southern Argentina. Additionally, the Group participates in the development of residential properties for sale, as well as in other investments.

2.
Summary of significant accounting policies

2.1.
Basis of preparation

These financial statements have been prepared in accordance with IAS 34 “Interim financial reporting” and should therefore be read in conjunction with the Group's Annual Consolidated Financial Statements as of June 30, 2025 prepared in accordance with IFRS Accounting Standards issued by the IASB. Also, these financial statements include additional information required by General Companies Law No. 19,550 and / or regulations of the CNV. Such information is included in the notes to these financial statements, as accepted by IFRS Accounting Standards.

These financial statements as of December 31, 2025 and for the interim periods of six months ended December 31, 2025 and 2024 have not been audited. Management considers that they include all the necessary adjustments to fairly state the results of each period. Interim period results do not necessarily reflect the proportion of the Group's results for the entire fiscal year.

IRSA Inversiones y Representaciones Sociedad Anónima

IAS 29 "Financial Reporting in Hyperinflationary Economies" requires that the financial statements of an entity whose functional currency is one of a hyperinflationary economy be expressed in terms of the current unit of measurement at the closing date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. To do so, in general terms, the inflation produced from the date of acquisition or from the revaluation date, as applicable, must be calculated by non-monetary items. This requirement also includes the comparative information of the financial statements.

In order to conclude on whether an economy is categorized as hyper-inflationary in the terms of IAS 29, the standard details a series of factors to be considered, including the existence of an accumulated inflation rate in three years that approximates or exceeds 100%. Accumulated inflation in Argentina in three years is over 100%. It is for this reason that, in accordance with IAS 29, Argentina must be considered a country with high inflation economy starting July 1, 2018.

In relation to the inflation index to be used and in accordance with Argentine Federation of Professional Councils in Economic Sciences (FACPCE) Resolution No. 539/18, it will be determined based on the Wholesale Price Index (IPIM) until 2016, considering the average variation of the Consumer Price Index (CPI) of the Autonomous City of Buenos Aires for the months of November and December 2015, because during those two months there were no national IPIM measurements. Then, from January 2017, the National Consumer Price Index (National CPI) is considered.

The table below presents the index for the period between the last fiscal year and as of December 31, 2025, and for the 12-month period ending on the same date, according to official statistics (INDEC) and following the guidelines described in Resolution No. 539/18.

	As of December 31, 2025 (six months)	As of December 31, 2025 (twelve months)
Price variation	14%	32%

As a consequence, these Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2025 and their comparative information were restated in accordance with IAS 29.

2.2.
Significant accounting policies

The accounting policies applied in the presentation of these Financial Statements are consistent with those applied in the preparation of the Annual Financial Statements, as described in Note 2 to those Financial Statements.

2.3.
Comparability of information

Balance items as of June 30, 2025 and December 31, 2024 presented in these Unaudited Condensed Interim Consolidated Financial Statements for comparative purposes arise from the financial statements as of and for such periods restated according to IAS 29 (See note 2.1).

2.4.
Use of estimates

The preparation of Financial Statements at a certain date requires Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. In the preparation of these financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same as the ones applied by the Group in the preparation of the Annual Financial Statements described in Note 3 to those Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

3.
Seasonal effects on operations

The operations of the Group’s shopping malls are subject to seasonal effects, which affect the level of sales recorded by lessees. During summertime in Argentina (January and February), the lessees of shopping malls experience the lowest sales levels in comparison with the winter holidays (July) and Christmas and year-end holidays celebrated in December, when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping malls sales. Sale discounts at the end of each season also affect the business. As a consequence, for shopping mall operations, a higher level of business activity is expected in the period from July through December, compared to the period from January through June.

4.
Acquisitions and disposals

Significant acquisitions and disposals for the six-month period ended December 31, 2025 are detailed below.

4.1.
Sale of lots and barter agreements – "Ramblas del Plata"

On July 17, 2025, IRSA signed an addendum to the purchase agreement dated January 27, 2025, which consisted of the substitution of one of the lots, with an additional cash payment of USD 3.5 million and the inclusion in the price of sellable square meters valued at USD 3.6 million. This transaction added USD 7.1 million, equivalent to ARS 8,953 million, to the original agreement, corresponding to 5,000 additional sellable square meters as a result of the substitution of the lot in question.

On November 7 and December 26, 2025, IRSA signed barter agreements for two lots, for an approximate total amount of USD 11.8 million, equivalent to ARS 17,555 million, which will be paid to IRSA through a cash advance and saleable square meters to be received in the future.

The sale transaction was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements, and generated a gain of ARS 1,386 million, which has been recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements. The barter agreement was recorded as a transfer between the line item “Investment properties” and “Trading properties” of these Consolidated Financial Statements.

4.2.
Acquisition of the Al Oeste Shopping

On September 17, 2025, we informed that the Company has acquired “Al Oeste” shopping mall through the signing of the deed and the transfer of operations. This property is located at the intersection of Luis Güemes and Presidente Perón Avenues, in the town of Haedo, Morón district, west of Greater Buenos Aires.

The shopping mall is currently operating below its potential, so the Company plans to reconvert it into an outlet center to be relaunched during next year.

“Al Oeste Shopping” has approximately 20,000 GLA sqm, including 40 stores, 6 food court units, 5 padel courts, 14 cinema theaters, and 1,075 parking spaces. In addition, it has an expansion potential of 12,000 GLA sqm.

The purchase price was USD 9 million, of which USD 4.5 million has been paid to date. The remaining balance will be paid in four annual installments.

This transaction was recorded as an addition of “Investment properties” for ARS 13,323 million and “Intangible assets” for ARS 15 million, with a recognition of Imputed interest for ARS 1,153 million.

IRSA Inversiones y Representaciones Sociedad Anónima

4.3.
Sale of lot Pilar

On October 17, the Company signed a purchase agreement for a plot of land located in the Municipality of Pilar, Province of Buenos Aires, with a total surface area of approximately 609,343 square meters. The transaction price amounted to USD 1.2 million, equivalent to ARS 1,802 million.

This transaction was recorded as a disposal of “Investment properties” and generated a gain of ARS 98 million, which was recognized in the line item “Net gain / (loss) from fair value changes of investment properties” of these Consolidated Financial Statements.

4.4.
Property acquisition

On October 30, 2025, IRSA acquired, through a judicial process, a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 square meters, has an existing built area of approximately 17,000 square meters and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid. IRSA intends to refurbish the property, enhancing an iconic asset of the City of Buenos Aires.

As of the date of issuance of these Financial Statements, the execution of the deed of transfer of ownership remains pending.

5.
Financial risk management and fair value estimates

These Financial Statements do not include all the information and disclosures on financial risk management; therefore, they should be read along with Note 5 to the Annual Financial Statements. There have been no changes in risk management or risk management policies applied by the Group since year-end.

From June 30, 2025 and up to the date of issuance of these Unaudited Condensed Interim Consolidated Financial Statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Group's assets or liabilities (either measured at fair value or amortized cost).

6.
Segment information

Segment information was prepared and classified according to the business in which the Group operates, as described in Note 6 to the Annual Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summary of the Group’s operating segments and a reconciliation between the operating income according to segment information and the operating income of the Statements of Income and Other Comprehensive Income of the Group for the six-month periods ended December 31, 2025 and 2024:

	12.31.2025
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	234,536	(1,366)	58,911	-	292,081
Costs	(51,498)	145	(59,063)	-	(110,416)
Gross profit / (loss)	183,038	(1,221)	(152)	-	181,665
Net gain / (loss) from fair value adjustment of investment properties	185,049	663	-	-	185,712
General and administrative expenses	(39,844)	160	-	121	(39,563)
Selling expenses	(13,957)	79	-	-	(13,878)
Other operating results, net	7,136	(12)	316	(121)	7,319
Profit from operations	321,422	(331)	164	-	321,255
Share of profit of associates and joint ventures	10,706	584	-	-	11,290
Segment profit / (loss)	332,128	253	164	-	332,545
Reportable assets	3,394,915	(2,551)	-	786,796	4,179,160
Reportable liabilities (i)	-	-	-	(2,215,778)	(2,215,778)
Net reportable assets	3,394,915	(2,551)	-	(1,428,982)	1,963,382

	12.31.2024
	Total	Joint ventures (1)	Expenses and collective promotion funds	Elimination of inter-segment transactions and non-reportable assets / liabilities (2)	Total as per statement of income / statement of financial position
Revenues	223,819	(1,250)	56,500	-	279,069
Costs	(50,127)	116	(56,816)	-	(106,827)
Gross profit / (loss)	173,692	(1,134)	(316)	-	172,242
Net (loss) / gain from fair value adjustment of investment properties	(306,324)	(281)	-	-	(306,605)
General and administrative expenses	(37,516)	207	-	82	(37,227)
Selling expenses	(12,823)	79	-	-	(12,744)
Other operating results, net	(12,789)	(11)	177	(82)	(12,705)
(Loss) / profit from operations	(195,760)	(1,140)	(139)	-	(197,039)
Share of profit of associates and joint ventures	31,652	941	-	-	32,593
Segment (loss) / profit	(164,108)	(199)	(139)	-	(164,446)
Reportable assets	2,847,895	853	-	442,350	3,291,098
Reportable liabilities (i)	-	-	-	(1,664,443)	(1,664,443)
Net reportable assets	2,847,895	853	-	(1,222,093)	1,626,655

(1) Represents the equity value of joint ventures that were proportionately consolidated for segment information.
(2) Includes deferred income tax assets, income tax credits, trade and other receivables, investment in financial assets, cash and cash equivalents and intangible assets except for rights to receive future units under barter agreements, net of investments in associates with negative equity which are included in provisions in the amount of ARS 128 as of December 31, 2025.
(i) The CODM focuses its review on reportable assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is a summarized analysis of the segments from the Group for the six-month periods ended December 31, 2025 and 2024:

	12.31.2025
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	165,708	13,200	7,300	42,611	5,717	234,536
Costs	(14,591)	(1,362)	(7,120)	(26,318)	(2,107)	(51,498)
Gross profit	151,117	11,838	180	16,293	3,610	183,038
Net gain / (loss) from fair value adjustment of investment properties	124,743	19,061	41,383	-	(138)	185,049
General and administrative expenses	(19,961)	(1,240)	(8,988)	(5,976)	(3,679)	(39,844)
Selling expenses	(8,204)	(548)	(1,738)	(2,630)	(837)	(13,957)
Other operating results, net	795	206	12,034	(219)	(5,680)	7,136
Profit / (loss) from operations	248,490	29,317	42,871	7,468	(6,724)	321,422
Share of profit of associates and joint ventures	-	-	-	-	10,706	10,706
Segment profit	248,490	29,317	42,871	7,468	3,982	332,128

Investment properties and trading properties	1,800,754	310,166	1,012,084	-	2,237	3,125,241
Investment in associates and joint ventures	-	-	-	-	202,908	202,908
Other operating assets	5,504	534	146	52,985	7,597	66,766
Reportable assets	1,806,258	310,700	1,012,230	52,985	212,742	3,394,915

	12.31.2024
	Shopping Malls	Offices	Sales and developments	Hotels	Others	Total
Revenues	159,099	11,432	9,069	40,182	4,037	223,819
Costs	(11,130)	(834)	(10,770)	(25,069)	(2,324)	(50,127)
Gross profit / (loss)	147,969	10,598	(1,701)	15,113	1,713	173,692
Net gain / (loss) from fair value adjustment of investment properties	156,861	(137,750)	(325,210)	-	(225)	(306,324)
General and administrative expenses	(18,081)	(1,490)	(7,068)	(7,187)	(3,690)	(37,516)
Selling expenses	(7,150)	(295)	(1,356)	(3,101)	(921)	(12,823)
Other operating results, net	(368)	74	(15,241)	(389)	3,135	(12,789)
Profit / (loss) from operations	279,231	(128,863)	(350,576)	4,436	12	(195,760)
Share of profit of associates and joint ventures	-	-	-	-	31,652	31,652
Segment profit / (loss)	279,231	(128,863)	(350,576)	4,436	31,664	(164,108)

Investment properties and trading properties	1,308,304	323,396	859,758	-	3,073	2,494,531
Investment in associates and joint ventures	-	-	-	-	225,803	225,803
Other operating assets	5,034	518	63,377	50,702	7,930	127,561
Reportable assets	1,313,338	323,914	923,135	50,702	236,806	2,847,895

7.
Investments in associates and joint ventures

Changes in the Group’s investments in associates and joint ventures for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	12.31.2025	06.30.2025
Beginning of the period / year	203,586	206,129
Sale of interest in associates	-	(4,271)
Capital contributions	-	40
Share of profit	11,290	31,915
Currency translation adjustment	243	110
Dividends (Note 25)	(4,567)	(30,567)
Transfers from/to financial assets (ii)	-	399
Decrease of interest (iii)	-	(169)
End of the period / year (i)	210,552	203,586

(i)
As of December 31, 2025 and June 30, 2025 includes ARS (128) and ARS (90) respectively, reflecting interests in companies with negative equity, which were disclosed in “Provisions” (Note 18).
(ii)
Corresponds to the participation in GCDI S.A. and Challenger Gold Ltd.
(iii)
Corresponds to the decrease of interest due to the liquidation of Cyrsa S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

Below is additional information about the Group’s main investments in associates and joint ventures:

	% ownership interest		Value of Group's interest in equity		Group's interest in comprehensive income / (loss)
Name of the entity	12.31.2025	06.30.2025	12.31.2025	06.30.2025	12.31.2025	12.31.2024
Associates and joint ventures
New Lipstick	49.96%	49.96%	1,788	1,682	105	(99)
BHSA	29.12%	29.12%	157,991	152,971	5,021	19,351
BACS	37.72%	37.72%	12,613	12,622	(10)	280
Nuevo Puerto Santa Fe	50.00%	50.00%	7,774	9,719	622	1,003
La Rural SA	50.00%	50.00%	27,709	24,023	5,685	7,928
GCDI	-	-	-	-	-	3,969
Other joint ventures	N/A	N/A	2,677	2,569	110	(59)
Total associates and joint ventures			210,552	203,586	11,533	32,373

					Financial information
Name of the entity	Place of business / Country of incorporation	Main activity	Common shares 1 vote		Share capital (nominal value)		(Loss) / profit for the period		Shareholders’ equity
Associates and joint ventures
New Lipstick	USA	Real estate	23,631,037	(*)	47	(*)	(1)	(*)	(51)
BHSA	Argentina	Financial	436,780,922	(**)	1,500	(**)	17,242	(**)	528,687
BACS	Argentina	Financial	33,125,751	(**)	88	(**)	(26)	(**)	33,435
Nuevo Puerto Santa Fe	Argentina	Real estate	138,750		28		1,245		14,887
La Rural SA	Argentina	Organization of events	714,998	(**)	1	(**)	11,556	(**)	55,427

(*) Amounts in millions of US Dollars.
(**) Information as of December 31, 2025 according to IFRS, pending issuance as of the date of these Financial Statements.

Puerto Retiro (joint venture)

There have been no changes to what disclosed in Note 8 to the Annual Financial Statements.

La Rural (joint venture)

There have been no changes to what was disclosed in Note 8 to the Annual Financial Statements.

Arcos

There have been no changes to what was disclosed in Note 8 to the Annual Financial Statements.

8.
Investment properties

Changes in the Group’s investment properties for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	12.31.2025		06.30.2025
	Level 2	Level 3	Level 2	Level 3
Fair value at the beginning of the period / year	1,050,589	1,629,222	1,656,711	1,056,609
Additions	45,364	11,151	30,795	54,366
Capitalized leasing costs	28	86	74	134
Amortization of capitalized leasing costs (i)	(77)	(142)	(150)	(286)
Transfers	(24,359)	(459)	(100,734)	(4,371)
Disposals	(1,864)	-	(10,388)	(21)
Currency translation adjustment	12	-	(73)	-
Net gain / (loss) from fair value adjustment (ii)	64,157	121,555	(525,646)	522,791
Fair value at the end of the period / year	1,133,850	1,761,413	1,050,589	1,629,222

(i)
Amortization charges of capitalized leasing costs were recognized in "Costs" in the Statement of Income and Other Comprehensive Income (Note 21).
(ii)
For the six-month period ended December 31, 2025, the net gain from fair value adjustment of investment properties was ARS 185,712 million. The net impact of the values in pesos of our properties was mainly a consequence of the change in macroeconomic conditions:

IRSA Inversiones y Representaciones Sociedad Anónima

Level 2:

a)
The value of our office buildings, undeveloped parcels of land and other rental properties measured in real terms increased by 7.96% during the six-month period ended December 31, 2025, due to the variation of the implicit exchange rate which was above inflation. Likewise, there is an impact for the sales and acquisitions of the period.

Level 3:

a)
loss of ARS 55,706 million as a consequence of the variation in the projected income growth rate increase and the conversion to dollars of the projected cash flow in pesos according to the exchange rate estimates used in the cash flow from shopping malls.
b)
positive impact of ARS 291,927 million resulting from the conversion into pesos of the value of the shopping malls in dollars based on the exchange rate at the end of the period.
c)
a decrease of 52 basis points in the discount rate used for cash flows and a decrease of 54 basis points in the discount rate used for perpetuity, mainly due to a decrease in the country-risk rate component of the WACC discount rate used to discount the cash flow, which led to an increase in the value of the shopping malls of ARS 99,726 million.

Additionally, due to the impact of the inflation adjustment, ARS 205,794 million were reclassified for shopping malls from “Net gain / (loss) from fair value adjustment” to “Inflation Adjustment” in the Statement of Income and Other Comprehensive Income.

The following is the balance by type of investment property of the Group for the six-month period ended December 31, 2025 and for the year ended June 30, 2025:

	12.31.2025	06.30.2025
Shopping Malls (i)	1,778,746	1,645,530
Offices and other rental properties	356,936	332,259
Undeveloped parcels of land	756,654	699,041
Properties under development	751	743
Others	2,176	2,238
Total	2,895,263	2,679,811

(i) Includes parking spaces.

The following amounts have been recognized in the Statements of Income and Other Comprehensive Income:

	12.31.2025	12.31.2024
Revenues (Note 20)	243,267	231,589
Direct operating costs	(78,045)	(71,549)
Development costs	(4,434)	(8,264)
Net realized gain from fair value adjustment of investment properties (i)	1,461	3,602
Net unrealized gain / (loss) from fair value adjustment of investment properties (ii)	184,251	(310,207)

(i) Corresponds to the result from changes in the fair value realized from sales that occurred during the fiscal year of properties considered as investment properties.
(ii) Includes the result from changes in the fair value of those investment properties that are in the portfolio and have not yet been sold. This was generated in accordance with what is described in the section named "valuation techniques" in Note 9 to the Annual Consolidated Financial Statements as of June 30, 2025, mainly affected by the macroeconomic effects of inflation and changes in the reference exchange rates mentioned therein.

Valuation techniques are described in Note 9 to the Annual Financial Statements. There were no changes to such techniques.

IRSA Inversiones y Representaciones Sociedad Anónima

9.
Property, plant and equipment

Changes in the Group’s property, plant and equipment for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	Buildings and facilities	Machinery and equipment	Others (i)	12.31.2025	06.30.2025
Costs	144,604	59,809	13,982	218,395	207,343
Accumulated depreciation	(90,558)	(55,126)	(10,888)	(156,572)	(149,087)
Net book amount at the beginning of the period / year	54,046	4,683	3,094	61,823	58,256
Additions	3,391	524	194	4,109	9,189
Currency translation adjustment	-	-	13	13	7
Transfers	-	120	-	120	1,856
Depreciation charges (ii)	(2,761)	(1,121)	(355)	(4,237)	(7,485)
Balances at the end of the period / year	54,676	4,206	2,946	61,828	61,823
Costs	147,995	60,453	14,189	222,637	218,395
Accumulated depreciation	(93,319)	(56,247)	(11,243)	(160,809)	(156,572)
Net book amount at the end of the period / year	54,676	4,206	2,946	61,828	61,823

(i)
Includes furniture and fixtures and vehicles.
(ii)
As of December 31, 2025, the depreciation charge has been charged to the line "Costs" for ARS 2,989, "General and administrative expenses" for ARS 1,239 and "Selling expenses" for ARS 9, in the Statement of Income and Other Comprehensive Income (Note 21).

10.
Trading properties

Changes in the Group’s trading properties for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	Completed properties	Properties under development	Undeveloped sites	12.31.2025	06.30.2025
Beginning of the period / year	2,470	165,347	15,527	183,344	31,781
Additions	-	3,041	533	3,574	3,437
Currency translation adjustment	-	1,010	-	1,010	(757)
Transfers	-	24,359	-	24,359	186,643
Reversal / (charge) of impairment (i)	32	11,981	-	12,013	(21,858)
Disposals	-	(4,137)	(1)	(4,138)	(15,902)
End of the period / year	2,502	201,601	16,059	220,162	183,344
Non-current				172,042	142,547
Current				48,120	40,797
Total				220,162	183,344

(i)
The Company makes a quarterly comparison between the cost and the net realizable value of its trading properties. As of the end of the current period, a partial reversal of the impairment previously recognized on trading properties was recorded. This recovery is attributable to an increase in the net realizable value as a result of improvements in macroeconomic conditions. The value of these assets recorded at their inflation-adjusted cost is ARS 192,604, while the net realizable value amounts to ARS 204,617, resulting in an impairment reversal of ARS 12,013. The reversal / charge of impairment has been recognized under "Other operating results, net" in the statement of income and other comprehensive income (Note 23).

IRSA Inversiones y Representaciones Sociedad Anónima

11.
Intangible assets

Changes in the Group’s intangible assets for the six-month period ended December 31, 2025 and for the year ended June 30, 2025 were as follows:

	Goodwill	Information systems and software	Trademarks, concession rights and others	12.31.2025	06.30.2025
Costs	2,841	23,898	20,228	46,967	126,874
Accumulated amortization	-	(19,492)	(6,755)	(26,247)	(23,950)
Net book amount at the beginning of the period / year	2,841	4,406	13,473	20,720	102,924
Additions	-	650	15	665	3,487
Transfers	-	339	-	339	(83,395)
Currency translation adjustment	-	-	-	-	1
Amortization charges (i)	-	(864)	(46)	(910)	(2,297)
Balances at the end of the period / year	2,841	4,531	13,442	20,814	20,720
Costs	2,841	24,887	20,243	47,971	46,967
Accumulated amortization	-	(20,356)	(6,801)	(27,157)	(26,247)
Net book amount at the end of the period / year	2,841	4,531	13,442	20,814	20,720

(i)
As of December 31, 2025, amortization charges were recognized in the amount of ARS 877 in "Costs", ARS 25 in "General and administrative expenses" and ARS 8 in "Selling expenses", in the Statement of Income and Other Comprehensive Income (Note 21).

12.
Right-of-use assets and lease liabilities

The Group’s right-of-use assets as of December 31, 2025 and June 30, 2025 are the following:

	12.31.2025	06.30.2025
Offices, shopping malls and other rental properties	9,919	8,525
Convention center	4,688	5,059
Total Right-of-use assets	14,607	13,584
Non-current	14,607	13,584
Total	14,607	13,584

The depreciation charge of the right-of use-assets is detailed below:

	12.31.2025	12.31.2024
Offices, shopping malls and other rental properties	790	366
Convention center	371	530
Total depreciation of right-of-use assets (i)	1,161	896

(i)
As of December 31, 2025, amortization charges were recognized as follows: ARS 640 in "Costs", ARS 184 in "General and administrative expenses" and ARS 337 in "Selling expenses", respectively in the Consolidated Statement of Income and Other Comprehensive Income (Note 21).

IRSA Inversiones y Representaciones Sociedad Anónima

The Group’s lease liabilities as of December 31, 2025 and June 30, 2025 are the following:

	12.31.2025	06.30.2025
Offices, shopping malls and other rental properties	6,686	6,987
Convention center	2,607	2,639
Total lease liabilities	9,293	9,626
Non-current	3,687	3,735
Current	5,606	5,891
Total	9,293	9,626

13.
Financial instruments by category

In accordance with IFRS 7, this note presents the financial assets and financial liabilities by category of financial instrument and a reconciliation to the corresponding line in the Consolidated Statements of Financial Position, as appropriate. Financial assets and liabilities measured at fair value are assigned based on their different levels in the fair value hierarchy. For further information related to fair value hierarchy refer to Note 14 to the Annual Financial Statements.

Financial assets and financial liabilities as of December 31, 2025 are the following:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss			Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2	Level 3
December 31, 2025
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	164,518	-	-	-	164,518	33,223	197,741
Investments in financial assets:
- Public companies’ securities	-	37,148	-	-	37,148	-	37,148
- Mutual funds	-	116,780	-	-	116,780	-	116,780
- Bonds	-	71,991	-	-	71,991	-	71,991
- Others	6,385	7,908	16,056	1,771	32,120	-	32,120
Derivative financial instruments:
- Foreign-currency future contracts	-	38	-	-	38	-	38
- Bond futures	-	206	-	-	206	-	206
Cash and cash equivalents:
- Cash at bank and on hand	284,404	-	-	-	284,404	-	284,404
- Short-term investments	1,766	9,971	-	-	11,737	-	11,737
Total assets	457,073	244,042	16,056	1,771	718,942	33,223	752,165

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss			Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2	Level 3
December 31, 2025
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	79,507	-	-	-	79,507	132,159	211,666
Borrowings (Note 17)	985,314	-	-	-	985,314	-	985,314
Lease liabilities (Note 12)	9,293	-	-	-	9,293	-	9,293
Total liabilities	1,074,114	-	-	-	1,074,114	132,159	1,206,273

IRSA Inversiones y Representaciones Sociedad Anónima

Financial assets and financial liabilities as of June 30, 2025 were as follows:

	Financial assets at amortized cost	Financial assets at fair value through profit or loss		Subtotal financial assets	Non-financial assets	Total
		Level 1	Level 2
June 30, 2025
Assets as per Statements of Financial Position
Trade and other receivables (excluding the allowance for doubtful accounts and other receivables) (Note 14)	161,232	-	-	161,232	30,287	191,519
Investments in financial assets:
- Public companies’ securities	-	40,351	-	40,351	-	40,351
- Mutual funds	-	151,131	-	151,131	-	151,131
- Bonds	-	63,777	-	63,777	-	63,777
- Others	6,183	4,357	15,739	26,279	-	26,279
Cash and cash equivalents:
- Cash at bank and on hand	191,639	-	-	191,639	-	191,639
- Short-term investments	-	10,455	-	10,455	-	10,455
Total assets	359,054	270,071	15,739	644,864	30,287	675,151

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss		Subtotal financial liabilities	Non-financial liabilities	Total
		Level 1	Level 2
June 30, 2025
Liabilities as per Statements of Financial Position
Trade and other payables (Note 16)	69,667	-	-	69,667	138,161	207,828
Borrowings (Note 17)	739,628	-	-	739,628	-	739,628
Lease liabilities (Note 12)	9,626	-	-	9,626	-	9,626
Derivative financial instruments:
- Foreign-currency future contracts	-	23	-	23	-	23
- Bond futures	-	33	-	33	-	33
Total liabilities	818,921	56	-	818,977	138,161	957,138

As of December 31, 2025, there have been no significant changes to the economic or business circumstances affecting the fair value of the financial assets and liabilities of the Group.

The carrying amount of assets and liabilities measured at amortized cost does not differ significantly from their fair value, except for loans, whose fair value is disclosed in Note 17.

The Group uses a range of valuation models for the measurement of Level 3 instruments, details of which may be obtained from the following table. When there are no quoted prices available in an active market, fair values (especially derivative instruments) are based on recognized valuation methods.

Description	Pricing model / method	Parameters	Fair value hierarchy	Range
Purchase option - Warrant (Others)	Black & Scholes without dilution	Underlying asset price and volatility	Level 3	-

IRSA Inversiones y Representaciones Sociedad Anónima

14.
Trade and other receivables

Group’s trade and other receivables as of December 31, 2025 and June 30, 2025 are as follows:

	12.31.2025	06.30.2025
Sale, leases and services receivables	84,639	79,160
Less: Allowance for doubtful accounts	(6,088)	(5,243)
Total trade receivables	78,551	73,917
Borrowings, deposits and others	67,011	58,589
Advances to suppliers	20,740	13,963
Tax receivables	6,699	10,259
Prepaid expenses	3,644	3,696
Dividends receivable	8,929	21,374
Others	6,079	4,478
Total other receivables	113,102	112,359
Total trade and other receivables	191,653	186,276
Non-current	45,561	37,712
Current	146,092	148,564
Total	191,653	186,276

The carrying amounts of the Group’s trade and other receivables denominated in foreign currencies are detailed in Note 27.

Movements on the Group’s allowance for doubtful accounts were as follows:

	12.31.2025	06.30.2025
Beginning of the period / year	5,243	4,903
Additions (i)	1,137	1,511
Recovery (i)	(135)	(215)
Exchange rate differences	598	810
Receivables written off during the period / year as uncollectible	-	(192)
Inflation adjustment	(755)	(1,574)
End of the period / year	6,088	5,243

(i)
Additions and recovery of the allowance for doubtful accounts have been included in “Selling expenses” in the Statement of Income and Other Comprehensive Income (Note 21).

15.
Cash flow and cash equivalent information

Following is a detailed description of cash flows generated by the Group’s operations for the six-month periods ended December 31, 2025 and 2024:

	Note	12.31.2025	12.31.2024
Profit / (loss) for the period		248,817	(53,896)
Adjustments for:
Income tax	19	98,790	(45,319)
Amortization and depreciation	21	6,527	5,836
Gain from disposal of property, plant and equipment	23	(2)	-
Net (gain) / loss from fair value adjustment of investment properties	8	(185,712)	306,605
Gain from lease modification		-	(2,210)
(Reversal) / charge of impairment of trading properties	23	(12,013)	15,586
Gain from disposal of associates and joint ventures	23	-	(2,711)
(Gain) / loss on sale of trading properties and others		(2,082)	1,252
Financial results, net		(19,635)	(76,371)
Provisions and allowances		18,971	11,817
Share of profit of associates and joint ventures	7	(11,290)	(32,593)
Changes in operating assets and liabilities:
(Increase) / decrease in inventories		(322)	168
Decrease in trading properties and under development		2,647	5,643
(Increase) / decrease in trade and other receivables		(8,945)	2,282
Increase / (decrease) in trade and other payables		14,074	(22,480)
Decrease in salaries and social security liabilities		(1,466)	(744)
Decrease in provisions		(1,118)	(379)
Net cash generated by operating activities before income tax paid		147,241	112,486

IRSA Inversiones y Representaciones Sociedad Anónima

The following table presents a detail of significant non-cash transactions occurred in the six-month periods ended December 31, 2025 and 2024:

	12.31.2025	12.31.2024
Increase of investment properties through a decrease of investments in financial assets	4,187	23,889
Increase of property, plant and equipment through an increase of trade and other payables	1	12
Increase of investments in financial assets through a decrease of investments in associates and joint ventures	8,315	3,144
Decrease in investments in associates and joint ventures through a decrease in borrowings	1,193	-
Other comprehensive loss for the period	1,415	1,847
Decrease in investment properties through an increase in property, plant and equipment	120	1,500
Increase in intangible assets through an increase in salaries and social security liabilities	362	-
Increase in investments in associates and joint ventures through a decrease in investments in financial assets	-	2,611
Decrease in investments in financial assets through a decrease in trade and other payables	7,087	3,644
Decrease in Shareholders’ Equity through a decrease in trade and other receivables	-	5,626
Decrease in Shareholders’ Equity through a decrease in investments in financial assets	58,175	34,332
Increase in right-of-use assets through an increase in lease liabilities	2,184	-
Increase of investments in financial assets through a decrease in trade and other receivables	4,885	-
Decrease in Shareholders’ Equity through an increase in trade and other payables	172	2,776
Barter transactions of investment properties	-	18
Decrease in investment properties through an increase in trade and other receivables	374	1,522
Decrease in investments in associates and joint ventures through an increase in trade and other receivables	2,002	-
Increase in intangible assets through a decrease in investment properties	339	2,786
Increase in intangible assets through an increase in trade and other payables	15	909
Increase of investments in financial assets through an increase in borrowings	-	608
Decrease in borrowings through an increase in trade and other payables	-	3,491
Increase in investment properties through an increase in trade and other payables	6,269	16,308
Decrease in right-of-use assets through a decrease in lease liabilities	-	7,798
Decrease of investment in financial assets through an increase in trade and other receivables	-	3,111
Decrease in lease liabilities through an increase in trade and other payables	-	526
Increase of investment in financial assets through a decrease in derivative financial instruments	-	45
Decrease in investment properties through an increase in trading properties	24,359	-

16.
Trade and other payables

Group’s trade and other payables as of December 31, 2025 and June 30, 2025 were as follows:

	12.31.2025	06.30.2025
Customers´ advances (*)	70,804	73,428
Trade payables	38,813	27,521
Accrued invoices	16,722	16,257
Admission fees (*)	48,842	51,816
Other income to be accrued	592	646
Guarantee deposits	1,160	735
Total trade payables	176,933	170,403
Taxes payable	11,921	12,271
Other payables	22,812	25,154
Total other payables	34,733	37,425
Total trade and other payables	211,666	207,828
Non-current	71,113	69,655
Current	140,553	138,173
Total	211,666	207,828

(*) Mainly, corresponds to admission rights and rents collected in advance, which will accrue in an average term of 3 to 5 years.

The carrying amounts of the Group’s trade and other payables denominated in foreign currencies are detailed in Note 27.

IRSA Inversiones y Representaciones Sociedad Anónima

17.
Borrowings

The breakdown of the Group’s borrowings as of December 31, 2025 and June 30, 2025 was as follows:

	Book value		Fair value
	12.31.2025	06.30.2025	12.31.2025	06.30.2025
Non-convertible notes	945,378	720,543	960,021	724,111
Bank loans and others	5,051	5,253	5,051	5,253
Bank overdrafts	29,335	7,673	29,335	7,673
Other borrowings	2,064	2,897	2,064	2,897
Loans with non-controlling interests	3,486	3,262	3,486	3,262
Total borrowings	985,314	739,628	999,957	743,196
Non-current	872,134	582,661
Current	113,180	156,967
Total	985,314	739,628

Series XXIV Notes Issuance

On December 17, 2025, IRSA issued in the international market the Series XXIV Additional Notes for a nominal amount of USD 180 million at an issuance price of 98.503%.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. Principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

The Series XXIV Additional Notes have terms and conditions identical to the original Series XXIV Notes issued on March 31, 2025.

The total nominal amount outstanding of the Series XXIV Notes amounts to USD 480.5 million.

18.
Provisions

The table below shows the movements in the Group's provisions categorized by type:

	Legal claims (iii)	Investments in associates and joint ventures (ii)	12.31.2025	06.30.2025
Beginning of the period / year	42,606	90	42,696	39,363
Additions (i)	8,565	-	8,565	5,589
Share of loss of associates	-	38	38	106
Recovery (i)	(35)	-	(35)	(1,641)
Used during the period / year	(1,118)	-	(1,118)	(577)
Inflation adjustment	3,438	-	3,438	(144)
End of the period / year	53,456	128	53,584	42,696
Non-current			47,234	36,769
Current			6,350	5,927
Total			53,584	42,696

(i) Additions and recovery of legal claims are included in "Other operating results, net" in the Statement of Income and Other Comprehensive Income.
(ii) Corresponds to investments in Puerto Retiro, a joint venture with negative equity.
(iii) Includes the provision for the IDBD demand.

IRSA Inversiones y Representaciones Sociedad Anónima

IDBD

The Group lost control of IDBD on September 25, 2020.

On September 21, 2020, IDBD filed a lawsuit against Dolphin Netherlands B.V. (“Dolphin BV”) and IRSA before the Tel-Aviv Jaffa District Court (civil case no. 29694-09-20). The amount claimed by IDBD is NIS 140 million, alleging that Dolphin BV and IRSA breached an alleged legally binding commitment to transfer to IDBD 2 installments of NIS 70 million. On December 24, 2020, and following approval by the insolvency court, the IDBD trustee filed a motion to dismiss the claim, maintaining the right as IDBD trustee, to file a new inter alia claim in the same matter, after conducting an investigation into the reasons for IDBD's insolvency. On December 24, 2020, the court entered a judgment to dismiss the claim as requested. On October 31, 2021, the Insolvency Commissioner notified that he did not oppose the motion, and on that same date, the court affirmed the motion initiated by the trustee of IDBD.

On December 26, 2021 IDBD filed the lawsuit against Dolphin BV and IRSA for the sum of NIS 140 million, plus interest and costs.

On January 30, 2023, a copy of the lawsuit was sent to us and we evaluated the legal defense alternatives for the company's interests. During the fiscal year 2023 and to date, the process has followed its natural course and the Company has responded to all the requirements that have been made.

On January 17, 2024, the Court rejected the request for inhibition of assets and seizure of IRSA requested by IDBD. A hearing date has been set in the file dealing with the appeal of jurisdiction and the notification of the lawsuit. A hearing date has also been set in the main claim file, which is currently in the evidentiary stage.

On April 9, 2024, the Court rejected the appeal filed by IRSA regarding the applicable jurisdiction and the form of notification of the claim, ordering that IRSA and Dolphin pay IDBD the sum of NIS 25,000 as expenses. The Court's decision was appealed to the Supreme Court on June 16, 2024 and on June 18, 2024, the Supreme Court refused to address the issue raised.

September 15, 2024 has been set as the deadline for IDBD, IRSA and Dolphin to report to the Court the status of the documentation exchange process. In this process, the parties present the requested documentation as part of the evidentiary stage. A preliminary hearing was held in which the parties discussed document requests and agreed to attempt to reach a consensus on certain facts of the case. In the hearing, the parties were granted a deadline until October 2024 to present witnesses. A list of witnesses has been submitted, and the parties are negotiating to agree on certain facts of the case, to be reflected in a document to be submitted to the Court within the evidentiary stage. On March 30, 2025, a hearing was held in which the Court ordered IDBD to provide all documents requested by IRSA and Dolphin and, if necessary, to request the relevant documentation from the bondholders, setting a deadline of the end of April 2025. Should the bondholders refuse, IRSA and Dolphin would be entitled to file a judicial request to obtain such documentation. In July 2025, IDBD provided additional documentation to the defendants, who reserved the right to request further documents through legal proceedings that may be in the possession of the bondholders. During November 2025, IDBD, IRSA and Dolphin were required to file affidavits regarding the main aspects of their claims or defenses, identifying the documents in their possession; however, by a ruling dated December 28, 2025, the Court extended the deadline to January 11, 2026. IDBD filed its affidavits in January 2026, and the Court granted IRSA and Dolphin an extension to file theirs until May 5, 2026. The Court has suggested that the parties engage in private negotiations or mediation to reach a resolution. In this regard, the parties have informed the Court of their intention to hold a private meeting to initiate negotiations aimed at resolving the dispute, although the date for such a meeting has not yet been determined.

The company is discussing the admissibility of the claim in terms of its passive legitimacy and, subsidiarily, refuting the substantive arguments raised by IDBD. Notwithstanding this, based on the analysis of the Company's legal advisors and the actions taken to date, an accounting provision related to this claim has been recorded in accordance with the applicable accounting standards. As of the date of issuance of these condensed interim consolidated financial statements, the legal process is still ongoing.

IRSA Inversiones y Representaciones Sociedad Anónima

19.
Taxes

The details of the Group’s income tax, is as follows:
	12.31.2025	12.31.2024
Current income tax	(59,064)	(77,729)
Deferred income tax	(39,726)	123,048
Income tax	(98,790)	45,319

Below is a reconciliation between income tax recognized and the amount which would result from applying the prevailing tax rate on profit before income tax for the six-month periods ended December 31, 2025 and 2024:

	12.31.2025	12.31.2024
(Profit) / loss for the period at tax rate applicable in the respective countries	(118,854)	34,341
Permanent differences:
Share of profit of associates and joint ventures	3,688	12,998
Provision of tax loss carry forwards	(2,756)	1,123
Accounting Inflation adjustment permanent difference	2,058	8,818
Difference between provision and tax return	966	(5,607)
Non-taxable profit, non-deductible expenses and others	11,516	11,042
Tax inflation adjustment permanent difference	4,592	(17,396)
Income tax	(98,790)	45,319

The gross movement in the deferred income tax account as of December 31, 2025 and June 30, 2025 is as follows:

	12.31.2025	06.30.2025
Beginning of period / year	(843,548)	(883,534)
Deferred income tax charge	(39,726)	39,986
End of period / year	(883,274)	(843,548)
Deferred income tax assets	7,595	7,909
Deferred income tax liabilities	(890,869)	(851,457)
Deferred income tax liabilities, net	(883,274)	(843,548)

20.
Revenues

	12.31.2025	12.31.2024
Base rent	120,274	103,041
Contingent rent	27,429	40,053
Admission rights	16,065	14,679
Parking fees	10,758	8,836
Commissions	6,076	5,140
Property management fees	1,537	1,426
Others	2,405	1,912
Averaging of scheduled rent escalation	75	2
Rentals and services income	184,619	175,089
Revenue from hotels operation and tourism services	42,594	40,171
Sale of trading properties and others	6,220	7,309
Total revenues from sales, rentals and services	233,433	222,569
Expenses and collective promotion fund	58,648	56,500
Total revenues from expenses and collective promotion funds	58,648	56,500
Total Group’s revenues	292,081	279,069

IRSA Inversiones y Representaciones Sociedad Anónima

21.
Expenses by nature

The Group discloses expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”. The following table provides additional disclosures regarding expenses by nature and their relationship to the function within the Group.

	Costs	General and administrative expenses	Selling expenses	12.31.2025	12.31.2024
Cost of sale of goods and services	7,692	-	-	7,692	12,357
Salaries, social security costs and other personnel expenses	38,511	17,490	1,524	57,525	52,486
Depreciation and amortization	4,725	1,448	354	6,527	5,836
Fees and payments for services	3,373	4,700	875	8,948	8,286
Maintenance, security, cleaning, repairs and others	31,701	3,094	40	34,835	32,851
Advertising and other selling expenses	11,159	18	2,760	13,937	14,834
Taxes, rates and contributions	9,259	1,755	7,230	18,244	14,837
Director´s fees (Note 25)	-	9,439	-	9,439	9,199
Leases and service charges	1,546	288	8	1,842	2,021
Allowance for doubtful accounts, net	-	-	1,002	1,002	470
Other expenses	2,450	1,331	85	3,866	3,621
Total as of December 31, 2025	110,416	39,563	13,878	163,857	-
Total as of December 31, 2024	106,827	37,227	12,744	-	156,798

22.
Costs

	12.31.2025	12.31.2024
Inventories at the beginning of the period	184,740	33,502
Purchases and expenses	110,174	106,498
Currency translation adjustment	1,010	(2,068)
Transfers	24,359	-
Reversal of impairment	12,013	-
Inventories at the end of the period	(221,880)	(31,105)
Total costs	110,416	106,827

The following table presents the composition of the Group’s inventories as of December 31, 2025 and June 30, 2025:

	12.31.2025	06.30.2025
Real estate	220,162	183,344
Others	1,718	1,396
Total inventories at the end of the period (*)	221,880	184,740

(*) Inventories include trading properties and inventories, net of impairments.

IRSA Inversiones y Representaciones Sociedad Anónima

23.
Other operating results, net

	12.31.2025	12.31.2024
Lawsuits and other contingencies	(8,530)	(2,148)
Donations	(626)	(585)
Interest and allowances generated by operating credits	1,527	804
Administration fees	750	663
Gain from disposal of associates and joint ventures	-	2,711
Gain from disposal of property, plant and equipment	2	-
Reversal / (charge) of impairment of trading properties	12,013	(15,586)
Others	2,183	1,436
Total other operating results, net	7,319	(12,705)

24.
Financial results, net

	12.31.2025	12.31.2024
Finance income:
- Interest income	4,879	2,124
Total finance income	4,879	2,124
Finance costs:
- Interest expenses	(31,974)	(28,381)
- Other finance costs	(9,691)	(4,801)
Total finance costs	(41,665)	(33,182)
Other financial results:
- Fair value gain from financial assets and liabilities at fair value through profit or loss, net	54,065	58,919
- Exchange rate differences, net	(15,949)	28,157
- Loss from repurchase of non-convertible notes	(19)	(90)
- (Loss) / gain from derivative financial instruments, net	(1,007)	94
Total other financial results	37,090	87,080
- Inflation adjustment	14,758	9,209
Total financial results, net	15,062	65,231

25.
Related party transactions

The following is a summary of the balances with related parties as of December 31, 2025 and June 30, 2025:

Item	12.31.2025	06.30.2025
Trade and other receivables	53,835	59,857
Investments in financial assets	34,375	9,409
Borrowings	(434)	(1,389)
Trade and other payables	(22,722)	(23,227)
Total	65,054	44,650

IRSA Inversiones y Representaciones Sociedad Anónima

Related party	12.31.2025	06.30.2025	Description of transaction	Item
New Lipstick	353	334	Reimbursement of expenses receivable	Trade and other receivable
Comparaencasa Ltd.	3,155	2,983	Other investments	Investments in financial assets
	463	417	Loans granted	Trade and other receivable
Banco Hipotecario S.A.	62	59	Leases and/or rights of use receivable	Trade and other receivable
	6,928	21,374	Dividends receivable	Trade and other receivable
La Rural S.A.	5,433	2,154	Canon	Trade and other receivable
	1,999	-	Dividends receivable	Trade and other receivable
	(13)	(563)	Others	Trade and other payables
	15	6	Others	Trade and other receivable
	(8)	(1)	Leases and/or rights of use payable	Trade and other payables
Other associates and joint ventures (1)	-	(978)	Loans obtained	Borrowings
	5	10	Management Fee	Trade and other receivable
	(55)	(69)	Others	Trade and other payables
	104	56	Others	Trade and other receivable
	1	1	Share based payments	Trade and other receivable
	-	19	Loans granted	Trade and other receivable
	2	-	Dividends receivable	Trade and other receivable
Total associates and joint ventures	18,444	25,802
Cresud	9	-	Reimbursement of expenses receivable	Trade and other receivable
	(4,642)	(3,622)	Corporate services payable	Trade and other payables
	7,425	3,708	Bonds	Investments in financial assets
	(3)	(4)	Share based payments	Trade and other payables
Total parent company	2,789	82
Futuros y Opciones.com S.A.	2,447	-	Bonds	Investments in financial assets
Amauta Agro S.A.	12	3	Reimbursement of expenses receivable	Trade and other receivable
	-	(4)	Others	Trade and other payables
Helmir S.A.	(434)	(411)	Non-convertible notes	Borrowings
Total subsidiaries of parent company	2,025	(412)
Directors	(6,118)	(7,347)	Fees for services received	Trade and other payables
	8	6	Reimbursement of expenses receivable	Trade and other receivable
Galerias Pacifico	1	3	Others	Trade and other receivable
Sutton	7,464	6,995	Loans granted	Trade and other receivable
	(93)	(115)	Others	Trade and other payables
Rundel Global LTD	2,872	2,718	Other investments	Investments in financial assets
Yad Levim LTD	30,718	28,275	Loans granted	Trade and other receivable
Golden Juniors Segregated Portfolio	18,476	-	Mutual funds	Investments in financial assets
Sociedad Rural Argentina S.A.	(11,734)	(11,125)	Others	Trade and other payables
Others	(20)	(113)	Leases and/or rights of use receivable	Trade and other payables
	184	104	Others	Trade and other receivable
	(36)	(35)	Others	Trade and other payables
	-	(229)	Dividends payable	Trade and other payables
	74	41	Reimbursement of expenses receivable	Trade and other receivable
Total directors and others	41,796	19,178
Total at the end of the period / year	65,054	44,650

(1) Includes Avenida Compras S.A., Avenida Inc., BHN Vida S.A., Puerto Retiro S.A. and Nuevo Puerto Santa Fe S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

The following is a summary of the results with related parties for the six-month periods ended December 31, 2025 and 2024:

Related party	12.31.2025	12.31.2024	Description of transaction
BHN Seguros Generales S.A.	2	-	Leases and/or rights of use
Comparaencasa Ltd.	261	(188)	Financial operations
Other associates and joint ventures (1)	(171)	49	Financial operations
	(19)	(7)	Leases and/or rights of use
	299	351	Corporate services
Total associates and joint ventures	372	205
Cresud	459	429	Leases and/or rights of use
	(7,545)	(7,129)	Corporate services
	733	(19)	Financial operations
Total parent company	(6,353)	(6,719)
Helmir S.A.	(50)	(1)	Financial operations
Futuros y Opciones.com S.A.	180	-	Financial operations
Total subsidiaries of parent company	130	(1)
Directors	(9,439)	(9,199)	Fees and remunerations
Senior Management	(246)	(642)	Fees and remunerations
Yad Leviim LTD	867	804	Financial operations
Golden Juniors Segregated Portfolio	10,359	-	Financial operations
Sociedad Rural Argentina S.A.	1,534	1,443	Financial operations
Others	69	66	Corporate services
	(172)	(145)	Leases and/or rights of use
	468	(629)	Financial operations
	(402)	(495)	Donations
	(519)	(726)	Fees and remuneration
	(320)	(401)	Legal services
Total others	2,199	(9,924)
Total at the end of the period	(3,652)	(16,439)

(1)
Includes Avenida Inc., Banco Hipotecario S.A., Cyrsa S.A., BHN Sociedad de Inversión S.A., La Rural S.A. and Nuevo Puerto Santa Fe S.A.

The following is a summary of the transactions with related parties for the six-month periods ended December 31, 2025 and 2024:

Related party	12.31.2025	12.31.2024	Description of the operation
Puerto Retiro S.A.	-	(40)	Irrevocable contributions
Total irrevocable contributions	-	(40)
Cresud	(99,951)	(65,261)	Dividend distributed
Helmir S.A.	-	(3,687)	Dividend distributed
Total dividends distributed	(99,951)	(68,948)
La Rural S.A.	1,999	2,702	Dividends received
Nuevo Puerto Santa Fe S.A.	2,568	442	Dividends received
Total dividends received	4,567	3,144

26.
CNV General Resolution N° 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution N° 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclose the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 8 Investment properties and Note 9 Property, plant and equipment
Exhibit B - Intangible assets	Note 11 Intangible assets
Exhibit C - Investment in associates	Note 7 Investments in associates and joint ventures
Exhibit D - Other investments	Note 13 Financial instruments by category
Exhibit E - Provisions and allowances	Note 14 Trade and other receivables and Note 18 Provisions
Exhibit F - Cost of sales and services provided	Note 22 Costs
Exhibit G - Foreign currency assets and liabilities	Note 27 Foreign currency assets and liabilities

IRSA Inversiones y Representaciones Sociedad Anónima

27.
Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Item / Currency (1)	Amount (2)	Argentinian Peso exchange rate (3)	12.31.2025	06.30.2025
Assets
Trade and other receivables
US Dollar	35.72	1,446.00	51,648	40,020
Euros	0.01	1,698.91	17	16
Uruguayan pesos	0.13	37.19	5	-
Receivables with related parties:
US Dollar	26.85	1,455.00	39,068	36,117
Total trade and other receivables			90,738	76,153
Investments in financial assets
US Dollar	74.25	1,446.00	107,372	156,837
Pounds	0.69	1,947.18	1,344	999
New Israel Shekel	11.67	456.26	5,323	3,071
Investments with related parties:
US Dollar	21.66	1,455.00	31,521	6,691
Total investments in financial assets			145,560	167,598
Derivative financial instruments
US Dollar	0.14	1,446.00	206	-
Total Derivative financial instruments			206	-
Cash and cash equivalents
US Dollar	194.09	1,446.00	280,652	186,827
Uruguayan pesos	0.08	37.19	3	2
Pounds	-	1,947.18	4	5
Euros	0.01	1,698.91	22	13
New Israel Shekel	-	456.26	1	1
Brazilian Reais	0.01	264.40	2	2
Total cash and cash equivalents			280,684	186,850
Total Assets			517,188	430,601

Liabilities
Trade and other payables
US Dollar	31.06	1,455.00	45,198	37,032
Uruguayan pesos	0.54	37.19	20	26
Payables to related parties:
US Dollar	8.00	1,455.00	11,636	11,019
Total Trade and other payables			56,854	48,077
Borrowings
US Dollar	667.30	1,455.00	970,922	742,376
Borrowings with related parties
US Dollar	0.30	1,455.00	434	1,388
Total Borrowings			971,356	743,764
Derivative financial instruments
US Dollar	-	1,455.00	-	33
Total derivative financial instruments			-	33
Lease liabilities
US Dollar	3.57	1,455.00	5,199	4,943
Total lease liabilities			5,199	4,943
Provisions
New Israel Shekel	105.09	456.26	47,946	36,417
Total Provisions			47,946	36,417
Total Liabilities			1,081,355	833,234

(1) Considering foreign currencies as those that differ from each Group’s subsidiaries functional currency at each period/year-end.
(2) The Group uses derivative instruments as a complement in order to reduce its exposure to exchange rate movements (Note 13).
(3) Exchange rates as of December 31, 2025 according to Banco de la Nación Argentina and Central Bank of the Argentine Republic.

IRSA Inversiones y Representaciones Sociedad Anónima

28.
Other relevant events of the period

Warrants exercise

During the six-month period ended December 31, 2025, certain warrant holders exercised their right to purchase additional shares. For this reason, USD 3.4 million, equivalent to ARS 4,952 million, were received, for converted warrants of 7,802,868 and a total of 11,669,360 common shares of the Company with a nominal value of ARS 10 were issued.

General Ordinary and Extraordinary Shareholders’ Meeting - IRSA

On October 30, 2025, the General Ordinary and Extraordinary Shareholders’ Meeting was held, where it was resolved: (i) the allocation of 5% of the restated fiscal year result, that is, the sum of ARS 10,368 million, to the legal reserve, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 11,183 million; (ii) to distribute a dividend to shareholders in proportion to their shareholdings, payable in cash for the sum of ARS 173,788 million, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 187,442 million; (iii) the allocation of the remaining balance of the fiscal year result, after deducting the legal reserve and the dividend, in the amount of ARS 23,200 million, to the integration of a facultative reserve named “special reserve”, which restated as of the closing date of these Consolidated Financial Statements amounts to ARS 25,023 million, and which may be used for future dividend distributions, share buybacks, and/or new projects related to the Company’s business plan.

On November 4, 2025, the Company distributed among its shareholders the cash dividend in an amount of ARS 173,788 million.

Additionally, the subscription of an addendum to the warrant agreement originally entered on April 29, 2021, and amended on September 17, 2021, was approved, within the framework of the capital increase authorized by the CNV.

The addendum introduces the possibility for option holders to exercise them without paying cash (except for the payment of the nominal value of the shares) for the differential amount between the cash exercise price and the market value.

Change in Warrants terms and conditions

On November 6, 2025, the Company announced that the terms and conditions of the outstanding options (warrants) to subscribe for the Company’s ordinary shares had been modified because of the cash dividend payment to its shareholders carried out by the Company on November 4, 2025. Below are the terms that have been modified:

●
Number of shares to be issued per warrant: Pre-dividend ratio: 1.4818 (nominal value ARS 10). Post-dividend ratio: 1.6367 (nominal value ARS 10).
●
Exercise price per new share to be issued: Pre-dividend price: USD 0.2917 (nominal value ARS 10). Post-dividend price: USD 0.2641 (nominal value ARS 10).

The other terms and conditions of the warrants remain the same.

29.
Subsequent events

Subsequent to the end of the period and up to the issuance date of these Unaudited Condensed Interim Consolidated Financial Statements, no significant events have occurred that could materially affect the Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2025.

Report on review of interim financial information

To the Shareholders, President and Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

Introduction

We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries (the ‘Group’) as at December 31, 2025 and the related unaudited condensed interim consolidated statement of income and other comprehensive income for the six-month and three-month periods then ended, and unaudited condensed interim consolidated statements of changes in Shareholders’ equity and cash flows for the six-month period then ended and selected explanatory notes.

Responsibilities of the Board of Directors

The board of Directors is responsible for the preparation and presentation of this unaudited condensed interim consolidated financial information in accordance with IFRS Accounting Standards and is therefore responsible for the preparation and presentation of the condensed interim financial statements mentioned in the first paragraph, in accordance with International Accounting Standard 34 (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

www.pwc.com.ar	Price Waterhouse & Co. S.R.L. Bouchard 557, 8th floor, C1106ABG Autonomous City of Buenos Aires, Argentina, T: +(54.11) 4850.0000

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unaudited condensed interim consolidated financial information is not prepared, in all material respects, in accordance with IAS 34.

Autonomous City of Buenos Aires, February 03, 2026

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Carlos Martín Barbafina Contador Público (UCA) C.P.C.E.C.A.B.A. T° 175 F°65

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Consolidated Results

(in millions of ARS)	IIQ 26	IIQ 25	YoY Var	6M 26	6M 25	YoY Var
Revenues	152,667	151,352	0.9%	292,081	279,069	4.7%
Result from fair value adjustment of investment properties	(51,503)	13,850	(471.9)%	185,712	(306,605)	-
Result from operations	25,434	69,538	(63.4)%	321,255	(197,039)	-
Depreciation and amortization	3,495	3,019	15.8%	6,527	5,836	11.8%
EBITDA (1)	28,929	72,557	(60.1)%	327,782	(191,203)	-
Adjusted EBITDA (1)	69,880	67,929	2.9%	131,518	134,590	(2.3)%
Result for the period	72,538	101,053	(28.2)%	248,817	(53,896)	-
Attributable to equity holders of the parent	69,553	97,813	(28.9)%	235,486	(52,320)	-
Attributable to non-controlling interest	2,985	3,240	(7.9)%	13,331	(1,576)	-
(1) See Point XVI: EBITDA Reconciliation

The Group's revenues increased by 4.7% during the first semester of fiscal year 2026 compared to the same period in 2025, mainly driven by growth in the shopping malls.

Rental Adjusted EBITDA reached ARS 147,190 million, 4.9% above the first semester of the previous fiscal year, of which ARS 126,813 million came from the Shopping Malls segment, ARS 10,496 million from Offices, and ARS 9,881 million from Hotels. Total adjusted EBITDA amounted to ARS 131,518 million, representing a 2.3% decrease compared to the same semester last year.

Net income for the first semester of fiscal year 2026 recorded a gain of ARS 248,817 million, compared to a loss of ARS 53,896 million in the same period of the previous fiscal year. This performance was mainly explained by the gain from changes in the fair value of investment properties, driven by the impact of a currency depreciation higher than inflation on properties valued in USD.

II. Shopping Malls

Our portfolio’s leasable area totaled 373,020 sqm of GLA. Real tenants’ sales of our shopping centers reached ARS 1,761,462 million during the first semester of fiscal year 2026, 8.1% lower than in the same period of the previous fiscal year.

Portfolio occupancy during the second quarter of fiscal year 2026 was 97.8%.

Shopping Malls’ Operating Indicators

	IIQ 26	IQ 26	IVQ 25	IIIQ 25	IIQ 25
Gross leasable area (sqm)	373,020	370,801	371,242	371,186	370,897
Tenants’ sales (3 months cumulative in current currency)	956,341	805,121	834,710	749,209	1,051,169
Occupancy	97.7%	97.8%(1)	98.1%(1)	97.7%(1)	96.8%
(1) Excluding “Terrazas de Mayo” acquired in December 2024.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

Shopping Malls’ Financial Indicators

(in millions of ARS)	IIQ 26	IIQ 25	YoY Var	6M 26	6M 25	YoY Var
Revenues from sales, leases, and services	87,164	85,428	2.0%	165,708	159,099	4.2%
Net result from fair value adjustment on investment properties	55,765	164,782	(66.2)%	124,743	156,861	(20.5)%
Result from operations	119,972	229,516	(47.7)%	248,490	279,231	(11.0)%
Depreciation and amortization	1,688	1,132	49.1%	3,066	1,996	53.6%
EBITDA (1)	121,660	230,648	(47.3)%	251,556	281,227	(10.6)%
Adjusted EBITDA (1)	65,895	65,866	-	126,813	124,366	2.0%
(1) See Point XVI: EBITDA Reconciliation

Income from this segment during the first semester of fiscal year 2026 reached ARS 165,708 million, 4.2% higher compared with the same period of the previous fiscal year. Adjusted EBITDA reached ARS 126,813 million, 2.0% higher than the amount recorded in the same period of 2025.

Operating data of our shopping malls

	Date of acquisition	Location	Gross Leasable Area (sqm)(1)	Stores	Occupancy (2)	IRSA Interest (3)
Alto Palermo	Dec-97	City of Buenos Aires	20,715	133	100.0%	100%
Abasto Shopping(4)	Nov-99	City of Buenos Aires	37,133	148	97.7%	100%
Alto Avellaneda	Dec-97	Province of Buenos Aires	42,334	122	99.1%	100%
Alcorta Shopping	Jun-97	City of Buenos Aires	16,048	103	100.0%	100%
Patio Bullrich	Oct-98	City of Buenos Aires	11,472	89	90.4%	100%
Dot Baires Shopping	May-09	City of Buenos Aires	47,339	158	98.9%	80%
Soleil Premium Outlet	Jul-10	Province of Buenos Aires	15,477	71	100.0%	100%
Distrito Arcos	Dec-14	City of Buenos Aires	14,194	62	100.0%	90%
Terrazas de Mayo	Dec-24	Province of Buenos Aires	33,714	81	89.4%	100%
Alto Noa Shopping	Mar-95	Salta	19,417	79	99.3%	100%
Alto Rosario Shopping	Nov-04	Santa Fe	35,016	129	99.6%	100%
Mendoza Plaza Shopping	Dec-94	Mendoza	41,637	116	97.6%	100%
Córdoba Shopping	Dec-06	Córdoba	15,424	98	98.4%	100%
La Ribera Shopping	Aug-11	Santa Fe	11,166	66	96.8%	50%
Alto Comahue	Mar-15	Neuquén	11,934	81	98.1%	99,95%
Patio Olmos(5)	Sep-07	Córdoba
Total			373,020	1,536	97.7%
(1) Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
(2) Calculated dividing occupied square meters by leasable area as of the last day of the fiscal period.
(3) Company’s effective interest in each of its business units.
(4) Excludes Museo de los Niños (3,732 square meters in Abasto).
(5) IRSA owns the historic building of the Patio Olmos shopping mall in the Province of Córdoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

Quarterly and cumulative tenants’ sales as of December 31, 2025, compared to the same period of fiscal years 2025, 2024, 2023, and 2022 (1)

(ARS million)	IIQ 26	IIQ 25	YoY Var
Alto Palermo	116,944	128,757	(9.2)%
Abasto Shopping	108,008	136,730	(21.0)%
Alto Avellaneda	102,638	119,390	(14.0)%
Alcorta Shopping	73,734	76,630	(3.8)%
Patio Bullrich	34,470	38,495	(10.5)%
Dot Baires Shopping	102,852	96,523	6.6%
Soleil	53,739	66,371	(19.0)%
Distrito Arcos	65,567	73,537	(10.8)%
Terrazas de Mayo	30,678	10,286	0.0%
Alto Noa Shopping	27,444	36,165	(24.1)%
Alto Rosario Shopping	104,368	116,712	(10.6)%
Mendoza Plaza Shopping	50,378	59,147	(14.8)%
Córdoba Shopping	30,618	37,140	(17.6)%
La Ribera Shopping(2)	17,578	16,226	8.3%
Alto Comahue	37,325	39,060	(4.4)%
Patio Olmos(3)	-	-	-
Total sales	956,341	1,051,169	(9.0)%

(ARS million)	6M 26	6M 25	YoY Var	6M 24	6M 23	6M 22
Alto Palermo	205,409	232,315	(11.6)%	290,306	260,015	198,991
Abasto Shopping	205,764	254,786	(19.2)%	294,128	280,778	192,906
Alto Avellaneda	188,627	214,767	(12.2)%	214,738	193,030	142,613
Alcorta Shopping	125,149	134,085	(6.7)%	169,313	153,027	145,268
Patio Bullrich	61,383	70,192	(12.5)%	92,313	85,028	72,727
Dot Baires Shopping	178,047	171,236	4.0%	176,101	153,496	127,168
Soleil	101,297	125,164	(19.1)%	120,230	103,672	95,666
Distrito Arcos	122,120	137,259	(11.0)%	172,976	149,007	119,575
Terrazas de Mayo	61,671	10,286	-	-	-	-
Alto Noa Shopping	56,415	69,564	(18.9)%	83,755	79,620	71,856
Alto Rosario Shopping	192,354	209,608	(8.2)%	222,170	226,757	192,970
Mendoza Plaza Shopping	102,806	117,958	(12.8)%	122,542	113,317	105,287
Córdoba Shopping	54,870	65,201	(15.8)%	72,647	69,183	64,181
La Ribera Shopping(1)	33,000	30,149	9.5%	34,425	34,820	28,443
Alto Comahue	72,550	74,218	(2.2)%	67,380	56,110	43,941
Patio Olmos(3)	-	-	-	-	-	-
Total sales	1,761,462	1,916,788	(8.1)%	2,133,024	1,957,860	1,601,592
(1)
Retail sales based upon information provided to us by retailers and prior owners. The amounts shown reflect 100% of the retail sales of each shopping mall, although in certain cases we own less than 100% of such shopping malls. Includes sales from stands and excludes spaces used for special exhibitions.
(2)
Through our joint venture Nuevo Puerto Santa Fe S.A.
(3)
IRSA owns the historic building of the Patio Olmos shopping mall in the province of Cordoba, operated by a third party.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

Quarterly and cumulative tenants’ sales per type of business as of December 31, 2025, compared to the same period of fiscal years 2025, 2024, 2023, and 2022(1)

(ARS million)	IIQ 26	IIQ 25	YoY Var
Clothes and footwear	541,655	616,997	(12.2)%
Entertainment	19,624	20,490	(4.2)%
Home and decoration	32,578	24,995	30.3%
Restaurants	110,857	105,674	4.9%
Miscellaneous	137,788	151,320	(8.9)%
Services	23,268	23,552	(1.2)%
Home Appliances	86,376	104,648	(17.5)%
Department Store	4,195	3,493	20.1%
Total	956,341	1,051,169	(9.0)%

(ARS million)	6M 26	6M 25	YoY Var	6M 24	6M 23	6M 22
Clothes and footwear	946,305	1,095,954	(13.7)%	1,257,509	1,166,153	981,563
Entertainment	56,846	48,553	17.1%	53,732	51,929	33,787
Home and decoration	55,888	46,588	20.0%	50,329	43,816	41,678
Restaurants	230,821	213,114	8.3%	232,011	202,310	139,522
Miscellaneous	250,396	264,347	(5.3)%	273,036	237,693	244,479
Services	45,435	44,185	2.8%	45,410	32,493	24,756
Home Appliances	167,610	197,399	(15.1)%	220,997	223,466	135,807
Department Store	8,161	6,648	22.8%	-	-	-
Total	1,761,462	1,916,788	(8.1)%	2,133,024	1,957,860	1,601,592
(1) Retail sales based on information provided by tenants. The figures reflect 100% of the retail sales of each shopping center, although in certain cases we own a percentage lower than 100% of said shopping centers. Includes sales from stands and excludes spaces for special exhibitions.
(2) Currently includes Ronda. Multi-purpose store located in Dot Baires, composed of 70% food service, 25% entertainment, and 5% apparel.

Revenues from quarterly and cumulative leases as of December 31, 2025, compared to the same period of fiscal year 2025, 2024, 2023 and 2022

(ARS million)	IIQ 26	IIQ 25	YoY Var
Base rent(1)	48,047	42,653	12.6%
Percentage rent	16,126	23,208	(30.5)%
Total rent	64,173	65,861	(2.6)%
Non-traditional advertising	5,357	3,949	35.7%
Revenues from admission rights	8,019	7,600	5.5%
Fees	735	667	10.2%
Parking	5,409	4,644	16.5%
Commissions	2,960	2,634	12.4%
Other	511	73	600.0%
Subtotal(2)	87,164	85,428	2.0%
Expenses and Collective Promotion Fund	28,431	30,144	(5.7)%
Total	115,595	115,572	-

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

(ARS million)	6M 26	6M 25	YoY Var	6M 24	6M 23	6M 22
Base rent(1)	94,006	81,751	15.0%	62,249	52,713	32,195
Percentage rent	26,699	40,238	(33.6)%	68,454	63,988	54,399
Total rent	120,705	121,989	(1.1)%	130,703	116,701	86,594
Non-traditional advertising	9,281	6,658	39.4%	4,904	3,165	2,177
Revenues from admission rights	16,171	14,774	9.5%	13,330	11,061	8,118
Fees	1,465	1,329	10.2%	1,252	1,214	1,355
Parking	10,751	8,770	22.6%	7,511	5,789	3,418
Commissions	5,722	5,101	12.2%	2,119	2,747	2,160
Other	1,613	478	237.4%	1,202	209	267
Subtotal(2)	165,708	159,099	4.2%	161,021	140,886	104,089
Expenses and Collective Promotion Fund	55,833	54,153	3.1%	48,682	52,256	40,205
Total	221,541	213,252	3.9%	209,703	193,142	144,294
(1)
Includes Revenues from stands for ARS 12,255 million cumulative as of December 2025.
(2)
Includes ARS 163.3 million from Patio Olmos, ARS 190.5 million from sponsorship income from BAF Production and revenues from Re! Outlet stands for ARS 1,030.5 million.

III. Offices

According to Colliers, the quarter closes with a slight increase in vacancy standing at 13.7%, in the Buenos Aires City premium market (A+ & A), while prices remain stable at average levels of USD 22.4 per sqm.

Offices’ Operating Indicators

	IIQ 26	IQ 26	IVQ 25	IIIQ 25	IIQ 25
Gross Leasable area	58,074	58,074	58,074	58,074	58,074
Total Occupancy	98.9%	96.8%	96.2%	96.4%	94.3%
Class A+ & A Occupancy	100.0%	100.0%	99.6%	100.0%	100.0%
Class B Occupancy	90.3%	76.5%	75.3%	69.2%	58.7%
Rent USD/sqm	26.7	25.8	25.5	25.7	25.5

The gross leasable area in the second quarter of fiscal year 2026 was 58,074 sqm. The average occupancy of the premium portfolio increased to 100% and of the total portfolio to 98.9%, thanks to improved occupancy at the Philips building, which is fully allocated to the Workplace business. The portfolio’s average rent reached USD 26.7 per sqm.

Offices’ Financial Indicators

(in ARS million)	IIQ 26	IIQ 25	YoY Var	6M 26	6M 25	YoY Var
Revenues from sales, leases and services	6,637	5,604	18.4%	13,200	11,432	15.5%
Net result from fair value adjustment on investment properties, PP&E e inventories	(30,146)	(41,481)	(27.3)%	19,061	(137,750)	-
Result from operations	(25,223)	(37,192)	(32.2)%	29,317	(128,863)	-
Depreciation and amortization	126	107	17.8%	240	197	21.8%
EBITDA(1)	(25,097)	(37,085)	(32.3)%	29,557	(128,666)	-
Adjusted EBITDA (1)	5,049	4,396	14.9%	10,496	9,084	15.5%
(1) See Point XVI: EBITDA Reconciliation

During the first semester of fiscal year 2026, office revenues increased by 15.5% and Adjusted EBITDA grew at the same rate compared to the previous year, mainly driven by the impact of currency depreciation exceeding inflation on USD-denominated rents and improved portfolio occupancy. The Adjusted EBITDA margin reached 79.6%.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

Below is information on our office segment:

Offices & Others	Date of Acquisition	Gross Leasable Area (sqm)(1)	Occupancy (2)	Actual Interest	6M 26 - Rental revenues (ARS million) (4)
AAA & A Offices
Intercontinental Plaza (3)	Dec-14	2,979	100.0%	100%	671
Dot Building	Nov-06	11,242	100.0%	80%	2,152
Zetta Building	May-19	32,173	100.0%	80%	7,479
261 Della Paolera(5)	Dec-20	3,740	100.0%	100%	1,118
Total AAA & A Offices		50,134	100.0%		11,420

B Offices
Philips Building(6)	Jun-17	7,940	90.3%	100%	1,780
Total B Buildings		7,940	90.3%	100%	1,780
Total Offices(7)		58,074	98.9%		13,200
(1) Corresponds to the total gross leasable area of each property as of December 31, 2025. Excludes common areas and parking lots.
(2) Calculated by dividing occupied square meters by gross leasable area as of December 31, 2025.
(3) We own 13.2% of the building that has 22,535 square meters of gross leasable area.
(4) Corresponds to the accumulated income of the period.
(5) We own 10.4% of the building that has 35,872 square meters of gross leasable area. The gross leasable area includes square meters corresponding to other common spaces.
(6) The building is fully dedicated to the workplace business. For occupancy calculation 1,410 sqm are excluded from the leasable area because they are under construction.
(7) For total Offices occupancy calculation, 1,410 sqm are excluded from the leasable area because they are under construction.

IV. Hotels

The Company’s hotels are beginning to show signs of recovery in their revenue and occupancy levels following the decline in activity observed in recent quarters, although they remain below the levels recorded in the prior two years, in a context that continues to be challenging for inbound tourism, mainly due to the country’s lower exchange rate competitiveness.

(in ARS million)	IIQ 26	IIQ 25	YoY Var	6M 26	6M 25	YoY Var
Revenues	23,427	20,540	14.1%	42,611	40,182	6.0%
Profit from operations	5,729	1,856	208.7%	7,468	4,436	68.3%
Depreciation and amortization	1,213	1,197	1.3%	2,413	2,388	1.0%
EBITDA	6,942	3,053	127.4%	9,881	6,824	44.8%

During the first semester of fiscal year 2026, Hotels segment recorded an increase in revenues of 6.0% compared with the same period of fiscal year 2025 while the segment’s EBITDA reached ARS 9.881 million, a 44.8% increase when compared to the same period of fiscal year 2025. It is also worth mentioning that 47 rooms at the Llao Llao Hotel are under construction works, directly affecting occupancy levels.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Interest	Number of rooms	Occupancy (4)
Intercontinental (1)	11/01/1997	76,34%	313	78.4%
Sheraton Libertador (2)	03/01/1998	100,00%	200	76.7%
Llao Llao (3)	06/01/1997	50,00%	205	47.1%
Total	-	-	718	69.0%
(1) Through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(2) Through Hoteles Argentinos S.A.U.
(3) Through Llao Llao Resorts S.A.
(4) Three months cumulated average.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

Hotels’ operating and financial indicators.

	IIQ 26	IQ 26	IVQ 25	IIIQ 25	IIQ 25
Average Occupancy	69.0%	58.0%	56.4%	67.1%	67.1%
Average Rate per Room (USD/night)	226,8	227.1	182.1	236.8	229.4

V. Sales and Developments

(in ARS million)	IIQ 26	IIQ 25	YoY Var	6M 26	6M 25	YoY Var
Revenues	2,930	6,991	(58.1)%	7,300	9,069	(19.5)%
Net result from fair value adjustment on investment properties	(77,576)	(109,019)	(28.8)%	41,383	(325,210)	-
Result from operations	(72,210)	(121,342)	(40.5)%	42,871	(350,576)	-
Depreciation and amortization	188	64	193.8%	261	124	110.5%
Realized Net result from fair value adjustment on investment properties	1,461	3,586	(59.3)%	1,461	3,602	(59.4)%
Impairment loss on properties for sale	12,013	(5,636)	-	12,013	(15,586)	-
EBITDA (1)	(72,022)	(121,278)	(40.6)%	43,132	(350,452)	-
Adjusted EBITDA (1)	(4,998)	(3,037)	64.6%	(8,803)	(6,054)	45.4%
(1) See Point XVI: EBITDA Reconciliation

Adjusted EBITDA of “Sales and Developments” segment recorded a loss of ARS 8,803 million during the first semester of fiscal year 2026 compared with a ARS 6,054 million loss during the same period in the previous year.

VI. Others

(in millions of ARS)	IIQ 26	IIQ 25	YoY Var	6M 26	6M 25	YoY Var
Revenues	3,069	2,234	37.4%	5,717	4,037	41.6%
Net result from fair value adjustment on investment properties	83	39	112.8%	(138)	(225)	(38.7)%
Result from operations	(2,862)	(2,330)	22.8%	(6,724)	12	(56,133.3)%
Depreciation and amortization	278	554	(49.8)%	533	1,190	(55.2)%
EBITDA	(2,584)	(1,776)	45.5%	(6,191)	1,202	(615.1)%
Adjusted EBITDA	(2,667)	(1,815)	46.9%	(6,053)	1,427	(524.2)%

VII. Financial Operations and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

BHSA is a leading bank in the mortgage lending industry, in which IRSA held an equity interest of 29.12% as of December 31, 2025. During the first semester of fiscal year 2026, the investment in Banco Hipotecario generated an ARS 5,021 million gain compared to ARS 19,351 million gain during the same period of 2025, mainly due to a lower financial margin generated by lower returns on government securities during the second quarter of fiscal year 2026. For further information, visit http://www.cnv.gob.ar or http://www.hipotecario.com.ar.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

VIII. EBITDA by Segment (ARS million)

6M 26	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	248,490	29,317	42,871	7,468	(6,724)	321,422
Depreciation and amortization	3,066	240	261	2,413	533	6,513
EBITDA	251,556	29,557	43,132	9,881	(6,191)	327,935

6M 25	Shopping Malls	Offices	Sales and Developments	Hotels	Others	Total
Result from operations	279,231	(128,863)	(350,576)	4,436	12	(195,760)
Depreciation and amortization	1,996	197	124	2,388	1,190	5,895
EBITDA	281,227	(128,666)	(350,452)	6,824	1,202	(189,865)
EBITDA Var	(10.6)%	-	-	44.8%	(615.1)%	-

IX. Reconciliation with Consolidated Statements of Income (ARS million)

Below is an explanation of the reconciliation of the company’s profit by segment with its Consolidated Statements of Income. The difference lies in the presence of joint ventures included in the segment but not in the Statements of Income.

	Total as per segment	Joint ventures*	Expenses and CPF	Elimination of inter-segment transactions	Total as per Statements of Income
Revenues	234,536	(1,366)	58,911	-	292,081
Costs	(51,498)	145	(59,063)	-	(110,416)
Gross result	183,038	(1,221)	(152)	-	181,665
Result from sales of investment properties	185,049	663	-	-	185,712
General and administrative expenses	(39,844)	160	-	121	(39,563)
Selling expenses	(13,957)	79	-	-	(13,878)
Other operating results, net	7,136	(12)	316	(121)	7,319
Result from operations	321,422	(331)	164	-	321,255
Share of loss of associates and joint ventures	10,706	584	-	-	11,290
Result before financial results and income tax	332,128	253	164	-	332,545
*Includes Puerto Retiro & Nuevo Puerto Santa Fe.

X. Financial Debt and Other Indebtedness

The following table describes our total indebtedness as of December 31, 2025:

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank overdrafts	ARS	16.2	Variable	< 360 days
Series XX	USD	21.3	6.00%	jun-26
Series XVIII	USD	21.4	7.00%	feb-27
Series XXII	USD	15.8	5.75%	oct-27
Series XIV	USD	67.1	8.75%	jun-28
Series XXIII	USD	51.5	7.25%	oct-29
Series XVIV	USD	473.7	8.00%	mar-35
IRSA’s Total Debt	USD	667.0
Cash & Cash Equivalents + Investments (2)	USD	364.2
IRSA’s Net Debt	USD	302.8
(1) Principal amount in USD (million) at an exchange rate of ARS 1,455.0/USD, without considering accrued interest or eliminations of balances with subsidiaries.
(2) Includes Cash and cash equivalents, Investments in Current Financial Assets and related companies notes holding.

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

XI. Material and Subsequent Events

October 2025: General Ordinary and Extraordinary Shareholders’ Meeting

On October 30, 2025, our General Ordinary and Extraordinary Shareholders’ Meeting was held. The following matters, inter alia, were resolved by majority of votes:

●
Distribution of a cash dividend of ARS 173,788 million as of the date of the Shareholders’ Meeting.

●
Designation of board members.

●
Compensation to the Board of Directors for the fiscal year ended June 30, 2025.

●
To include the possibility of exercising the warrants to subscribe new shares by delivering shares for the difference between the cash exercise price and the equivalent market value, paying only the nominal value of the shares.

On November 4, 2025, the Company distributed among its shareholders the cash dividend in an amount of ARS 173,787,960,684.31, equivalent to 2,248.41108587223% of the stock capital, an amount per share of ARS 224,841108587223 and an amount per GDS of ARS 2.248,41108587223.

October 2025: Property Acquisition.

Dated October 30, 2025, the Company announced that it effected, within the framework of judicial proceedings, the acquisition of a property located on Av. Gaona, between Nazca and Terrada, in the Flores neighborhood of the Autonomous City of Buenos Aires.

The property, on a plot of land of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion. The purchase price was USD 6.8 million, which was fully paid.

The Company intends to refurbish the property, enhancing an iconic asset of the City of Buenos Aires.

November 2025: Warrants – Post dividends distribution

On November 10, 2025, the Company reported that due to the cash dividend and own shares distributed to the shareholders on November 4, 2025, the terms and conditions of the outstanding warrants for common shares of the Company have been modified as follows, while the other terms and conditions remain the same:

Number of shares to be issued per warrant:

●
Ratio previous to the adjustment: 1.4818 (Nominal Value ARS 10)

●
Ratio after the adjustment (current): 1.6367 (Nominal Value ARS 10)

Warrant exercise price per new share to be issued:

●
Price before the adjustment: USD 0.2917 (Nominal Value ARS 10)

●
Price after adjustment (current): USD 0.2641 (Nominal Value ARS 10)

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

November 2025: Warrants Exercise

Between November 17 and 25, 2025, certain warrants holders have exercised their right to acquire additional shares and 1,132,453 ordinary shares of the Company will be registered, with a face value of ARS 10. As a result of the exercise, USD 299,081 was collected by the Company.

After the exercise of these warrants, the number of shares of the Company increased from 773,057,700 to 774,190,153 with a face value of ARS 10, and the new number of outstanding warrants decreased from 53,853,144 to 53,161,206.

December 2025: “Ramblas del Plata” Project Commercialization Progress

During the quarter, the company has signed two barter agreements for two new lot of 4,400 sqm, with an estimated total saleable area of 13,570 sqm, belonging to the extended 1st stage and 1st stage of the “Ramblas del Plata” project. The transactions amount to USD 11.8 million, paid to IRSA through an upfront cash payment and saleable sqm to be received in the future.

The Company will continue infrastructure works on the “Ramblas del Plata” plot while advancing with the signing of agreements for the commercialization of the project.

December 2025: Series XXIV Additional Notes Issuance

On December 17, 2025, IRSA issued in the international market the Series XXIV Additional Notes for a nominal amount of USD 180 million at an issuance price of 98.503%.

The Series XXIV Notes were issued under New York Law, will mature on March 31, 2035, and will accrue interest at a fixed annual nominal rate of 8.00%, with interest payable semiannually on March 31 and September 30 of each year until maturity. Principal amortization will be made in three installments: (i) 33% of the principal on March 31, 2033, (ii) 33% of the principal on March 31, 2034, and (iii) 34% of the principal on March 31, 2035.

The Series XXIV Additional Notes have terms and conditions identical to the original Series XXIV Notes issued on March 31, 2025. As a result of this issuance, the total nominal amount outstanding of the Series XXIV Notes amounts to USD 480.5 million.

XII. Summarized Comparative Consolidated Balance Sheet

(in ARS million)	12.31.2025	12.31.2024	12.31.2023	12.31.2022	12.31.2021
Non-current assets	3,463,183	2,934,157	4,200,580	3,950,366	4,636,052
Current assets	715,977	356,941	529,519	413,948	374,004
Total assets	4,179,160	3,291,098	4,730,099	4,364,314	5,010,056
Capital and reserves attributable to the equity holders of the parent	1,854,712	1,521,322	2,258,640	2,090,364	2,028,971
Non-controlling interest	108,670	105,333	141,139	140,672	138,085
Total shareholders’ equity	1,963,382	1,626,655	2,399,779	2,231,036	2,167,056
Non-current liabilities	1,885,165	1,164,233	1,858,549	1,630,783	2,510,789
Current liabilities	330,613	500,210	471,771	502,495	332,211
Total liabilities	2,215,778	1,664,443	2,330,320	2,133,278	2,843,000
Total liabilities and shareholders’ equity	4,179,160	3,291,098	4,730,099	4,364,314	5,010,056

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

XIII. Summarized Comparative Consolidated Income Statement

(in ARS million)	12.31.2025	12.31.2024	12.31.2023	12.31.2022	12.31.2021
Profit from operations	321,255	(197,039)	553,674	(155,416)	460,685
Share of profit of associates and joint ventures	11,290	32,593	57,083	11,757	(2,088)
Result from operations before financing and taxation	332,545	(164,446)	610,757	(143,659)	458,597
Financial income	4,879	2,124	13,659	2,401	2,739
Financial cost	(41,665)	(33,182)	(43,281)	(46,155)	(67,021)
Other financial results	37,090	87,080	(97,036)	22,705	133,043
Inflation adjustment	14,758	9,209	93,273	76,861	7,465
Financial results, net	15,062	65,231	(33,385)	55,812	76,226
Results before income tax	347,607	(99,215)	577,372	(87,847)	534,823
Income tax	(98,790)	45,319	(157,435)	225,557	-91,357)
Result of the period	248,817	(53,896)	419,937	137,710	443,466
Other comprehensive results for the period	(1,415)	(1,847)	(12,708)	(5,082)	(7,536)
Total comprehensive result for the period	247,402	(55,743)	407,229	132,628	435,930

Attributable to:
Equity holders of the parent	233,876	(53,658)	391,343	129,511	439,658
Non-controlling interest	13,526	(2,085)	15,886	3,117	(3,728)

XIV. Summary Comparative Consolidated Cash Flow

(in ARS million)	12.31.2025	12.31.2024	12.31.2023	12.31.2022	12.31.2021
Net cash generated from operating activities	84,235	104,209	96,095	94,920	81,537
Net cash (used in) / generated from investing activities	(33,645)	(19,527)	147,878	30,073	110,671
Net cash generated from / (used in) financing activities	43,995	(79,219)	(258,617)	(234,945)	(105,881)
Net increase / (decrease) in cash and cash equivalents	94,585	5,463	(14,644)	(109,952)	86,327
Cash and cash equivalents at beginning of year	202,094	45,091	51,713	163,059	40,420
Inflation adjustment	(1,653)	(2,222)	(12,771)	(2,026)	(818)
Foreign exchange (loss) / gain on cash and changes in fair value for cash equivalents	1,115	(108)	21,636	(437)	308
Cash and cash equivalents at period-end	296,141	48,224	45,934	50,644	126,237

XV. Comparative Ratios

(in ARS million)	12.31.2025		12.31.2024		12.31.2023		12.31.2022		12.31.2021
Liquidity
CURRENT ASSETS	715,977	2.17	356,941	0.71	529,519	1.12	413,948	0.82	374,004	1.13
CURRENT LIABILITIES	330,613		500,210		471,771		502,495		332,211
Solvency
SHAREHOLDERS’ EQUITY	1,963,382	0.89	1,626,655	0.98	2,399,779	1.03	2,231,036	1.05	2,167,056	0.76
TOTAL LIABILITIES	2,215,778		1,664,443		2,330,320		2,133,278		2,843,000
Capital Assets
NON-CURRENT ASSETS	3,463,183	0.83	2,934,157	0.89	4,200,580	0.89	3,950,366	0.91	4,636,052	0.93
TOTAL ASSETS	4,179,160		3,291,098		4,730,099		4,364,314		5,010,056

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

XVI. EBITDA Reconciliation

In this summary report we present EBITDA and Adjusted EBITDA. We define EBITDA as profit for the period excluding: (i) interest income, (ii) interest expense, (iii) income tax expense, and (iv) depreciation and amortization. We define Adjusted EBITDA as EBITDA minus (i) total financial results, net excluding interest expense, net (mainly foreign exchange differences, net gains/losses from derivative financial instruments; gains/losses of financial assets and liabilities at fair value through profit or loss; and other financial results, net) and minus (ii) share of profit of associates and joint ventures and minus (iii) net profit from fair value adjustment of investment properties, not realized.

EBITDA and Adjusted EBITDA are non-IFRS financial measures that do not have standardized meanings prescribed by IFRS. We present EBITDA and adjusted EBITDA because we believe they provide investors with supplemental measures of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses EBITDA and Adjusted EBITDA from time to time, among other measures, for internal planning and performance measurement purposes. EBITDA and Adjusted EBITDA should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. EBITDA and Adjusted EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to EBITDA and Adjusted EBITDA for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2025	2024
Profit for the period	248,817	(53,896)
Interest income	(4,879)	(2,124)
Interest expense	31,974	28,381
Income tax	98,790	(45,319)
Depreciation and amortization	6,527	5,836
EBITDA (unaudited)	381,229	(67,122)
Net gain / (loss) from fair value adjustment of investment properties	(185,712)	306,605
Realized net gain from fair value adjustment of investment properties	1,461	3,602
Impairment loss on properties for sale	(12,013)	15,586
Share of profit of associates and joint ventures	(11,290)	(32,593)
Inflation adjustment	(14,758)	(9,209)
Other financial results	(27,399)	(82,279)
Adjusted EBITDA (unaudited)	131,518	134,590

XVII. NOI Reconciliation

In addition, we present in this summary report Net Operating Income or “NOI”. We define NOI as gross profit from operations, less Selling expenses, plus realized result from fair value adjustments of investment properties, plus Depreciation and amortization, plus impairment loss on properties for sale.

NOI is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. We present NOI because we believe it provides investors with a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses NOI from time to time, among other measures, for internal planning and performance measurement purposes. NOI should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. NOI, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to NOI for the periods indicated:

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

For the six-month period ended December 31 (in ARS million)
	2025	2024
Gross profit	181,665	172,242
Selling expenses	(13,878)	(12,744)
Depreciation and amortization	6,527	5,836
Realized result from fair value of investment properties	1,461	3,602
NOI (unaudited)	175,775	168,936

XVIII. FFO Reconciliation

We also present in this summary report Adjusted Funds From Operations attributable to the controlling interest (or “Adjusted FFO”), which we define as Total profit for the year or period plus depreciation and amortization of property, plant and equipment, intangible assets and amortization of initial costs of leases minus total net financial results excluding net financial interests, minus unrealized result from fair value adjustments of investment properties minus inflation adjustment plus deferred tax, and less non-controlling interest net of the result for fair value, less the result of participation in associates and joint ventures.

Adjusted FFO is a non-IFRS financial measure that does not have a standardized meaning prescribed by IFRS. Adjusted FFO is not equivalent to our profit for the period as determined under IFRS. Our definition of Adjusted FFO is not consistent and does not comply with the standards established by the White Paper on funds from operations (FFO) approved by the Board of Governors of the National Association of Real Estate Investment Trusts (“NAREIT”), as revised in February 2004, or the “White Paper.”

We present Adjusted FFO because we believe it provides investors with a supplemental measure of our financial performance that may facilitate period-to-period comparisons on a consistent basis. Our management also uses Adjusted FFO from time to time, among other measures, for internal planning and performance measurement purposes. Adjusted FFO should not be construed as an alternative to profit from operations, as an indicator of operating performance or as an alternative to cash flow provided by operating activities, in each case, as determined in accordance with IFRS. Adjusted FFO, as calculated by us, may not be comparable to similarly titled measures reported by other companies. The table below presents a reconciliation of profit from operations to Adjusted FFO for the periods indicated:

For the six-month period ended December 31 (in ARS million)
	2025	2024
Result for the period	248,817	(53,896)
Result from fair value adjustments of investment properties	(185,712)	306,605
Result from fair value adjustments of investment properties, realized	1,461	3,602
Impairment loss on properties for sale	(12,013)	15,586
Depreciation and amortization	6,527	5,836
Other financial results	(27,399)	(82,279)
Deferred tax	39,726	(123,048)
Non-controlling interest	(13,331)	1,576
Non-controlling interest related to PAMSA’s fair value	6,106	(19,525)
Results of associates and joint ventures	(11,290)	(32,593)
Inflation adjustment	(14,758)	(9,209)
Adjusted FFO (unaudited)	38,134	12,655

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of December 31, 2025

XIX. Brief comment on prospects for the Next Quarter

Looking ahead to next quarter, we see a scenario of greater stability and predictability for the Argentine economy following the October election results, which confirmed the continuity of the current economic program. This environment is beginning to translate into a gradual improvement in expectations, greater visibility for investment decision-making, and a more favorable setting for medium- and long-term planning in the real estate sector.

Within this context, we will continue to strengthen and expand our shopping mall portfolio, focusing on enhancing the visitor experience and creating value for both tenants and consumers. The addition of new brands, including international concepts already under development or soon to open, will help diversify and enrich the commercial mix of our malls.

In the office segment, we expect occupancy levels to remain high, supported by sustained demand for premium space in strategic locations. In the hotel segment, while exchange-rate competitiveness continues to pose challenges, we maintain a constructive view regarding the long-term outlook for inbound tourism.

With respect to developments, we will move forward with projects currently under construction, including the Distrito Diagonal shopping center in La Plata, the Edificio del Plata project in downtown Buenos Aires, and Ramblas del Plata, the Company’s most ambitious urban development to date. In addition, we plan to begin construction of a new office building within the Polo Dot complex, which will integrate with the Zetta building and connect directly to the DOT Baires Shopping mall, further strengthening the project’s appeal and scale as a mixed-use urban hub. At the same time, we will continue to explore strategic real estate acquisition opportunities that support portfolio growth and diversification.

We will also continue working on reducing and optimizing our cost structure and evaluating various financial, economic and/or corporate tools to strengthen the Company’s competitive position and ensure adequate liquidity to meet its obligations. These tools may include the disposal of assets through public and/or private transactions—both real estate and marketable securities—as well as the issuance of shares, bonds, share repurchase programs, among other instruments aligned with our strategic objectives.

Looking ahead, we will continue to develop innovative projects that integrate commercial and residential components, with a focus on experience, quality and sustainability. We are confident in the strength of our portfolio and in our team’s ability to continue executing our business strategy successfully.

Eduardo S. Elsztain
Chairman

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